


MONTAUK
FINANCIAL GROUP



ANNUAL REPORT 2006

FIRST MONTAUK FINANCIAL CORP.





CORPORATE PROFILE

FIRST MONTAUK FINANCIAL CORP., through its subsidiaries, provides a broad range of financial products and services to a nationwide network of approximately 245 independent financial professionals and 50,000 retail and institutional customers. The Company's 106 branch and satellite offices are located in 24 states.

FIRST MONTAUK SECURITIES CORP., a full service retail and institutional securities brokerage, provides general securities and investment services to a diverse retail and institutional clientele as well as corporate finance and investment banking services to corporations and businesses.

MONTAUK INSURANCE SERVICES INC. provides insurance products to independent financial professionals and their clients.

The forward-looking statements contained in this report are estimates by the Company's management of future performance and are subject to a variety of risks and uncertainties that could cause actual results to differ materially from management's current expectations.

June 2007

Dear Shareholders,

2006 was an eventful year for Montauk Financial Group and I am pleased to report that, despite the distractions associated with the merger agreement with affiliates of Mr. Edward H. Okun ("Okun Purchasers") and its subsequent termination, we have continued to make substantial and measurable progress in executing our strategy for building what we believe will be the premier model for an independent brokerage platform that empowers our affiliates to grow their businesses by providing unique investment solutions for their clients.

Our overall financial results for 2006 reflect a net loss applicable to common shareholders of $1,055,000, or $.06 per basic and diluted share, compared to net income applicable to common shareholders of $2,139,000, or $.15 per basic and $.12 per diluted share for 2005.

Despite reporting a net loss for 2006, we have continued to diversify our revenue base and have strengthened our balance sheet. Revenues from Insurance, Investment Advisory and Alternative Products have grown compared to 2005, both in absolute terms and as a percentage of our overall revenue. In addition, we have strengthened our balance sheet by virtue of a reduction in the balance of the principal amount owed by the Company on the 6% Convertible Debentures from $1,250,000 at December 31, 2005 to $25,000 at December 31, 2006.

Termination of Merger Agreement

On May 5, 2006, the Company entered into a definitive merger agreement with the Okun Purchasers, which was overwhelmingly approved by the Company's shareholders on August 17, 2006. On December 29, 2006, the Okun Purchasers notified the Company that they were terminating the merger agreement and would not proceed with the merger. On January 8, 2007, the Company took action to protect the interests of our shareholders by filing a lawsuit against the Okun Purchasers for breach of the merger agreement. The Okun Purchasers responded with lawsuits of their own against the Company and also by increasing their interest in the Company to 52.8%.

We were please to report on June 15, 2007, that we reached a global settlement of these matters with the Okun Purchasers. The Okun Purchasers' shareholdings in the Company will be reduced to 24.9% and they will have no representatives in your Board of Directors nor any role in the management of the Company. The settlement should benefit existing shareholders by significantly reducing the number shares outstanding of the Company's common stock, eliminating all Preferred Series "B" shares and eliminating over 90% of the Preferred Series "A" shares. Dividend payments will no longer be required on the retired preferred series shares which will benefit our cash flow and capital structure.

Changes in Management

We have continued to strengthen our management team by adding key executives with substantial experience in the brokerage industry as Chief Operating Officer, Chief Compliance Officer, and General Counsel. We have also added experienced management in the positions of Chief Supervisory Officer, Business Information Officer and Manager of Investment Advisory Services.

In addition, in November 2006, Herbert Kurinsky and William Kurinsky resigned from the Company's Board of Directors. Phillip D'Ambrisi, our Chief Operating Officer, and Celeste Leonard, our Chief Compliance Officer, were appointed to fill the vacancies created by these resignations.

In conclusion, we believe that Montauk Financial Group is well positioned to continue to enhance our independent brokerage platform and to recruit experienced financial professionals who are seeking to grow their businesses with a diverse product offering and the ongoing support of our management team.

Sincerely,



Victor K. Kurylak
President and Chief Executive Officer

TABLE OF CONTENTS

4 SELECTED FINANCIAL DATA

5 MANAGEMENT'S DISCUSSION AND ANALYSIS

23 REPORT OF INDEPENDENT AUDITORS

24 CONSOLIDATED FINANCIAL STATEMENTS

29 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

52 STOCKHOLDER INFORMATION

CORPORATE DIRECTORY . . . INSIDE BACK COVER

SELECTED FINANCIAL DATA

	Year Ended December 31,				
	2006	2005	2004	2003	2002
Total revenues	50,960,420	58,083,666	59,187,241	58,226,682	47,966,744
Total expenses	51,769,977	55,581,828	58,470,044	61,245,725	50,633,179
Income (loss) before income taxes	(809,557)	2,501,838	717,197	(3,019,043)	(2,666,435)
Provision (benefit) for income taxes	26,992	77,544	(13,305)	499,000	294,000
Net income (loss)	$(836,549)	$2,424,294	$730,502	$(3,518,043)	$(2,960,435)
Net income (loss) applicable to common stockholders	$(1,005,055)	$2,138,954	$639,813	$(3,542,882)	$(3,059,722)
Earnings (loss) per share:					
Basic:	$(0.06)	$0.15	$0.07	$(0.40)	$(0.36)
Diluted:	$(0.06)	$0.12	$0.04	$(0.40)	$(0.36)
Weighted average common shares outstanding-- Basic	17,004,254	14,032,057	9,270,350	8,784,103	8,551,932
Weighted average common and common share equivalents outstanding – Diluted	17,004,254	20,109,178	15,629,920	8,784,103	8,551,932
Financial condition:					
Total assets	$7,798,917	$8,719,930	$9,834,374	$12,193,101	$11,425,506
Total liabilities	$3,985,426	$5,492,079	$12,932,991	$16,280,540	$12,203,196
Stockholders' equity (deficit)	$3,813,491	$3,227,851	$(3,098,617)	$(4,087,439)	$(777,690)

OVERVIEW

Substantially all of our business activities consist of the securities brokerage and investment banking activities of our wholly owned subsidiary, FMSC, an NASD registered broker-dealer. FMSC conducts operations in four principal categories, all of which are in the financial services industry. These categories are:

- securities brokerage activities for which FMSC earns commissions or fees
- corporate finance revenues consisting primarily of fees generated from private offerings
- securities in which we act as placement agent and new issues of equity and preferred stock offerings in which we participate as a selling group or syndicate member
- proprietary trading for which FMSC records profit or loss, depending on trading results and riskless principal transactions with customers
- other income, primarily interest earned on customer balances

Because we operate in the financial services industry, our revenues and earnings are substantially affected by general financial market conditions. Therefore, the amount of our revenues depends greatly on levels of market activity requiring the services we provide.

FACTORS AFFECTING "FORWARD LOOKING STATEMENTS"

From time to time, we may publish "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or make oral statements that constitute forward-looking statements. These forward-looking statements may relate to such matters as anticipated financial performance, future revenues or earnings, business prospects, projected ventures, new products, anticipated market performance, and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. These risks and uncertainties, many of which are beyond our control, include, but are not limited to: (i) transaction volume in the securities markets, (ii) the volatility of the securities markets, (iii) fluctuations in interest rates, (iv) changes in regulatory requirements which could affect the cost of doing business, (v) fluctuations in currency rates, (vi) general economic and political conditions, both domestic and international, (vii) changes in the rate of inflation and related impact on securities markets, (viii) competition from existing financial institutions and other new participants in competition from existing financial institutions and other new participants in the securities markets, (ix) legal developments affecting the litigation experience of the securities industry, and (x) changes in federal and state tax laws which could affect the popularity of products sold by us. We do not undertake any obligation to publicly update or revise any forward-looking statements.

RESULTS OF OPERATIONS

2006 COMPARED TO 2005

Overview

The Company's performance for 2006 resulted in a decrease in revenues of $7.1 million, to $51 million, compared to $58.1 million for 2005. The decrease in revenue is primarily due to the 2005 recognition of $4.9 million of the remaining deferred revenue in connection with the termination of our Financial Agreement with Fiserv Securities, Inc. ("Fiserv"), our prior clearing firm. Included in interest and other income for 2006 is an additional $180,000 of margin interest rebate; a partial allocation of the $1.0 million received from NFS on June 29, 2006 relating to conversion and transition expenses incurred by FMSC in prior periods, as a result of its conversion from Fiserv Inc. to NFS in 2005. In addition, investment banking revenues decreased $3.2 million when compared to 2005. Our 2006 results were also negatively impacted by the loss of several large producing offices during 2006. Excluding the one-time revenue, total revenues decreased by approximately $2.2 million, or 4%, compared to 2005.

Revenues by Source

The following provides a breakdown of total revenues by source for the years ended December 31, 2006, 2005 and 2004 (in thousands of dollars).

	Year Ended					
	December 31, 2006		December 31, 2005		December 31, 2004	
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	%of Total Revenues
Commissions						
Equities	$19,846	39%	$ 20,530	35%	$ 26,533	45%
Mutual Funds	6,179	12%	6,348	11%	6,131	10%
Insurance	4,951	10%	4,230	7%	4,750	8%
Investment Advisory	3,879	7%	3,235	5%	2,614	4%
Alternative Products	4,927	10%	3,009	5%	2,325	4%
Fixed Income	138	<1%	142	<1%	379	1%
Total	39,920	78%	37,494	64%	42,732	72%
Principal Transactions	4,079	8%	5,579	10%	9,058	15%
Investment Banking	3,421	7%	6,640	12%	2,716	5%
Interest and Other						
Interest	2,636	5%	2,506	4%	2,798	5%
Deferred revenue	--	--	5,105	9%	875	1%
Other	904	2%	760	1%	1,008	2%
Total	3,540	7%	8,371	14%	4,681	8%
Total revenues	$50,960	100%	$ 58,084	100%	$ 59,187	100%

REVENUES

Commission and fee revenue increased $2.4 million to $39.9 million from $37.5 million in 2005, due mainly to the increased revenue from alternative products of $1.9 million. Alternative products consist mainly of REIT's, 1031 exchanges and promissory notes. While commissions generated from equity transactions has declined year over year, revenues from the sales of insurance and annuities and management fees from advisory accounts has been on the rise. In 2006, insurance revenues accounted for $4.95 million of our revenues, while in 2005 revenues were $4.23 million, an increase of 15%. Management fees from advisory accounts increased $644,000, or 15%, when compared to 2005.

Total revenues from principal transactions, which include mark-ups/mark-downs on transactions in which we act as principal, proprietary trading and the sale of fixed income and equity securities decreased $1.5 million, or 27%, from $5.6 million in 2005 to $4.1 million in 2006. Revenues from all fixed income sources, which include municipal, government, and corporate bonds and unit investment trusts decreased by $943,000, from $4.0 million in 2005 to $3.1 million in 2006. Revenues from riskless principal trades of equity securities decreased $574,000 from $1.2 million in 2005 to $671,000 in 2006. Riskless principal trades are transacted through the firm's proprietary account with a customer order in hand, resulting in no market risk to the firm. These decreases are primarily attributable to a decline over the last several years in the number of registered representatives conducting more of these types of transactions.

In 2006, investment banking revenues decreased $3.2 million, or 48%, from $6.6 million in 2005, to $3.4 million in 2006. The decrease in the revenue was primarily due to an overall reduction in the number of private offerings in 2006 when compared to 2005. In 2005, however, we reported the highest annual investment banking revenues than in any other year in the Company's history.

Interest and other income decreased $4.83 million in 2006, or 58%, from $8.4 million in 2005 to $3.6 million in 2006. In 2005, other income included the recognition of the remaining deferred revenue for cash advances received in prior years from our prior clearing firm, Fiserv. During 2005, we terminated our financing agreement with Fiserv and recorded the remaining unamortized balance of $4.9 million to other income. Included in interest income for 2006 is an additional $180,000 of margin interest rebate, a partial allocation of the $1.0 million received from NFS on June 29, 2006. Without the inclusion of the $4.9 million in 2005 and the $180,000 in 2006, interest and other income would have remained relatively constant between the two years.

EXPENSES

Total expenses decreased by $3.8 million, or 7%, in 2006 to $51.8 million from $55.6 million in 2005. Included in expenses in 2006 is an $820,000 credit due to a partial allocation of the $1 million received from NFS on June 29, 2006. Taking into consideration the $820,000 received from NFS, expenses decreased by $3.2 million. In addition, in February 2005, we recorded additional compensation expense of $1,433,000 in connection with a separation agreement with one of our senior officers, compared to $1,151,000 in 2006 with respect to two separation agreements, one with our former Chairman and the other with our former general counsel. The following chart provides a breakdown of total expenses for the years ended December 31, 2006, 2005 and 2004 (in thousands of dollars).

	Year Ended					
	December 31, 2006		December 31, 2005		December 31, 2004	
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	%of Total Revenues
Commissions, employee compensation and benefits	$43,138	83%	$44,398	80%	$46,852	80%
Executive separation	1,151	2%	1,433	3%	--	
Clearing and floor brokerage	1,528	3%	1,926	3%	2,466	4%
Communications and occupancy	1,797	4%	2,483	5%	2,664	5%
Legal matters and related costs	1,095	2%	1,774	3%	2,715	5%
Other operating expenses	2,983	6%	3,468	6%	3,489	6%
Interest	78	<1%	100	<1%	284	<1%
Total operating expenses	$51,770	100%	$55,582	100%	$58,470	100%
Provision (benefit) for income taxes	$ 27		$ 78		$ (13)	

Commission expense, consistently the largest expense category and which is directly related to commission revenue, decreased 2%, or $787,000, from $37.4 million for 2005, to $36.6 million for 2006. Compensation and benefits expense for management, operations and clerical personnel decreased by $476,000 in 2006, when compared to 2005. A reduction in the amortization of deferred compensation from $896,000 in 2005 to $272,000 in 2006 accounted for most of the difference.

During the 2006 period, we recorded separation costs of $1,151,000 in connection with the termination of an employment agreement with our former Chairman and the non-renewal of an employment agreement with our former General Counsel. This compares to $1,433,000 in connection with a separation agreement with our former Chief Executive Officer in 2005.

Clearing and floor brokerage costs decreased $398,000, from $1.9 million in 2005, to $1.5 million in 2006. In June 2006, we allocated approximately $544,000 of the $1 million received in the settlement from NFS to clearing fees. Included in costs for 2005 is $143,000 of expense rebates provided by Fiserv. Excluding these reductions for 2006 and 2005, clearing and floor brokerage costs would have remained fairly constant.

Communications and occupancy costs decreased $686,000 during 2006, from $2.5 million in 2005 to $1.8 million in 2006. In addition to a $135,000 reduction in expenses as part of the $1 million received from NFS, the decrease in expenses is due to reductions in occupancy and related costs from the elimination of a company leased branch office in New York City in 2006 and reduction in quote services due to a reduction in brokers and discounted market data pricing received from our clearing firm.

Legal matters and related settlement costs decreased 38%, or $679,000, from $1.8 million in 2005 to $1.1 million in 2006. The reduction in 2006 is attributable to a decline in the number of customer complaints and arbitration claims. In addition, legal costs for 2005 include $269,000 of fees related to the proposed merger with Olympic Cascade Financial Corporation ("Olympic") which was terminated on October 24, 2005, compared to $325,000 of legal fees related to the proposed merger with the Okun Purchasers.

As of December 31, 2006, we have accrued litigation costs that are probable and can be reasonably estimated based on a review of existing claims, arbitrations and unpaid settlements. Management cannot give assurance that this amount will be adequate to cover actual costs that may be subsequently incurred. Further, it is not possible to predict the outcome of other matters pending against us. All such cases will continue to be vigorously defended.

NEW JERSEY BUREAU OF SECURITIES CONSENT ORDER

On September 29, 2006, FMSC entered into a Consent Order with the New Jersey Bureau of Securities in connection with an inquiry into FMSC's sale of certain high-yield bonds to FMSC's clients from 1998 to 2001, and the subsequent resale of those securities to other customers in 2001. The Consent Order required payment of a civil penalty of $475,000 ($400,000 of which was accounted for in 2005) which was paid in September 2006. The Consent Order also required the retention of an independent consultant to review our business practices and procedures for branch office supervision, suitability standards, and monitoring of agent sales activities.

SEC INVESTIGATION

The SEC is investigating whether we, and/or certain former employees failed reasonably to supervise the securities trading and research activities of a former analyst. The investigation covered the time period from approximately March 2000 until January 2004 when the analyst resigned. The SEC has recently advised us that it intends to recommend bringing an enforcement proceeding against FMSC, one of its former principals and another former employee for failing to reasonably supervise. The SEC will be seeking a monetary penalty and an order suspending the former principal from acting in a supervisory capacity for a period of time. FMSC is entitled to make a Wells submission to the SEC staff, and currently intends to make such a submission or otherwise attempt to negotiate a resolution with the SEC. It is believed that any resolution will include a monetary penalty which we believe will not have a materially adverse effect on our financial statements.

NASD ENFORCEMENT SALES PRACTICE INVESTIGATION

The NASD Department of Enforcement is conducting an investigation of the sales practice activities of certain individuals who were formerly registered representatives of FMSC, as well as the supervision of those activities by FMSC. On April 9, 2007, NASD notified FMSC through a "Wells call" that it intends to file an administrative action against it in connection with an alleged failure to reasonably supervise the activities of three former registered representatives of FMSC. NASD has not indicated what penalties it would seek in such an action, monetary or otherwise. FMSC is entitled to make a Wells submission to the NASD Staff and currently intends to make such a submission or otherwise attempt to negotiate a resolution with NASD. It is believed that any resolution will include a monetary penalty which we believe will not have a materially adverse effect on our financial statements.

Termination of Merger Agreement, Litigation and Subsequent Purchase of Majority Voting Interest

On May 5, 2006, we entered into a definitive merger agreement with the Okun Purchasers. Pursuant to the merger agreement, the Okun Purchasers were to purchase all of our outstanding securities for an aggregate purchase price of $23 million, or $1.00 in cash per common share, $2.00 in cash per share of Series A Preferred Stock (convertible into two shares of common stock), and $10.00 in cash per share of Series B Preferred Stock (convertible into ten shares of common stock).

In June 2006, the Okun Purchasers purchased in open market and privately negotiated transactions, 2,159,348 shares of our common stock, and in privately negotiated transactions 283,087 shares of Series A Preferred Stock at a price of $4.00 per share (convertible into 566,174 shares of our common stock) and $1,190,000 principal amount of our convertible debentures (convertible into 2,380,000 shares of our common stock). On June 20 and 23, 2006, the Okun Purchasers converted the $1,190,000 principal amount of the convertible debentures into 2,380,000 shares of our common stock. As a result of these transactions, the Okun Purchasers beneficially owned 24.6% of our common stock (assuming none of the shares of Series A Preferred Stock were converted into common stock).

On August 17, 2006, our shareholders (including the Okun Purchasers) voted at a special meeting of shareholders to approve the merger agreement and the merger. At the meeting, the Okun Purchasers voted all of our shares beneficially owned by them in favor of the merger agreement and the merger. Subsequently, the deadline for completing the merger was extended from October 31, 2006 to December 31, 2006 in order to allow the parties to fulfill certain conditions to the merger, including obtaining the necessary consent of the NASD.

On December 29, 2006, we received notification from representatives of the Okun Purchasers that they were terminating the merger agreement and not proceeding with the merger. They alleged our failure to satisfy conditions and our alleged breach of various representations, warranties, covenants and agreement in the merger agreement.

On January 8, 2007, we filed a lawsuit against the Okun Defendants seeking to enforce the terms of the merger. Pursuant to the merger agreement, shareholders of our common stock would have received $1.00 in cash for each share of common stock. The lawsuit alleges, among other things, that the Okun Purchasers breached the merger agreement by terminating the agreement on December 29, 2006 without cause or justification. Our complaint demands specific performance of the merger agreement and completion of the merger. In the alternative, we are seeking compensatory damages for breach of contract and breach of the covenant of good faith and fair dealing as well as payment of $2 million held in escrow to secure the performance of the Okun Purchasers under the merger agreement. The lawsuit also seeks to void the lease agreement that we entered into with another Okun affiliate to relocate the Company's corporate offices to a building purchased by that Okun affiliate in Red Bank, New Jersey. We also sought a temporary restraining order to prevent the Okun Defendants from selling, converting or otherwise disposing of any of our securities or acquiring any additional securities of ours. Mr. Okun and his affiliates voluntarily agreed to such standstill until February 22, 2007.

On February 12, 2007, we received the Okun Purchasers' answer to the lawsuit which contained several counterclaims against us. In their counterclaims, the Okun Purchasers allege that we breached the merger agreement and failed to disclose certain material facts about us, and seek the return of $2 million held in escrow as well as compensatory damages, interest and costs. This lawsuit is currently pending in the Superior Court of New Jersey, Monmouth County Chancery Division.

The Okun Purchasers filed two additional actions; one filed February 2, 2007, in the Circuit Court of the State of Florida against our President and Chief Executive Officer, and the other filed February 16, 2007, a shareholder derivative action in the Federal District Court for the District of New Jersey against the Company and certain of our directors and officers. We believe these actions are based on the same facts and circumstances as the previous action that we filed against the Okun Defendants for their breach of the merger agreement, and are part of their response to the original lawsuit we filed in the New Jersey Superior Court. (See Item 3. "Legal Proceedings" above).

On February 26, 2007, Mr. Okun and certain of his affiliates filed an amendment to their Schedule 13D with the SEC disclosing that they now beneficially own 52.8% of our voting securities. According to the amended Schedule 13D, additional shares of our common stock were purchased in privately negotiated transactions for $1.00 per share and the 197,824 shares of Series B Preferred Stock outstanding were purchased for $10.00 per share. Each share of Series B Preferred Stock is convertible into 10 shares of common stock. The Series B Preferred Stock and certain of the shares of common stock were purchased from two of our former officers and directors.

Other operating costs decreased by approximately $485,000, to $2.98 million in 2006, from $3.47 million in 2005. Included in operating costs for 2005 are accounting and consulting fees of $123,000 expensed in September 2005 as a result of the termination of the proposed merger plans with Olympic. In 2006, reductions in advertising, consulting fees, depreciation, and liability insurance costs of $416,000 accounted for the majority of the decrease.

Income tax expense (benefit) for the years ended December 31, 2006, 2005 and 2004 was $27,000, $78,000, and $(13,000), respectively. The effective tax rate on pre-tax income (loss) was 3.3%, 3.1%, and (1.8%), during 2006, 2005 and 2004, respectively. The difference in the rate between 2005 and 2004 was due to the state loss carryback claims in 2004. As of December 31, 2006, 2005 and 2004, other future tax benefits have been entirely offset by a valuation allowance because, based on the weight of available evidence, it is more likely than not that the recorded deferred tax assets will not be realized in future periods. The net loss applicable to common stockholders was $1,005,000, or $(0.06) per basic and diluted share for 2006 compared to a net income applicable to common stockholders of $2.1 million, or $0.15 and $0.12 per basic and diluted share, respectively, for 2005.

2005 COMPARED TO 2004

OVERVIEW

Revenues decreased $1.1 million for 2005, to $58.1 million, from $59.2 million for 2004. Included in total revenue for 2005 is the recognition of $4.9 million of the remaining deferred revenue in connection with the termination of our financial agreement with Fiserv. Excluding this one-time revenue, operating revenues decreased approximately $6 million, or 10% when compared to 2004. Our 2005 results were negatively impacted by a net reduction of approximately 80 registered representatives during 2005 and a decrease in the aggregate number of customer accounts we service from approximately 60,000 to approximately 50,000.

Expenses in 2005 decreased approximately $2.9 million to $55.6 million, from $58.5 million in 2004. The reduction in expense in 2005 was primarily related to lower commission and clearing expenses directly related to the reduction in commission revenue. In addition, legal matters and related costs decreased by $941,000 over 2004 due to our continued efforts to control litigation matters and our overall risk management.

REVENUES

Commission revenue decreased 12%, or $5.2 million, from $42.7 million in 2004 to $37.5 million in 2005. This was primarily due to a reduction in 2005 in the number of registered representatives whose business mix was more transaction in nature. Agency commissions on individual and institutional securities transactions, the largest segment of this category, decreased $6.0 million, or 23%, to $20.5 million in 2005, from $26.5 million in 2004. Mutual fund revenues increased $217,000 from $6.1 million in 2004, to $6.3 million in 2005. Insurance revenues, on the other hand, decreased by $520,000 in 2005 to $4.2 million, from $4.7 million in 2004. Commissions generated from alternative investments and fees from managed accounts both increased in 2005, from $2.3 million and $2.6 million, respectively in 2004 to $3.0 million and $3.2 million, respectively in 2005.

Total revenues from principal transactions, which include mark-ups/mark-downs on transaction in which we act as principal, proprietary trading and the sale of fixed income and equity securities decreased $3.5 million, or 38%, from $9.1 million in 2004 to $5.6 million in 2005. The decrease was primarily due to a reduction in the number of registered representatives who conducted more of these types of transactions. Revenues from all fixed income sources, which include municipal, government, and corporate bonds and unit investment trusts decreased in 2005 by $1.2 million when compared to 2004.

Investment banking revenues in 2005 increased $3.9 million, or 144%, from $2.7 million in 2004 to $6.6 million in 2005. In 2005, we reported our highest annual investment banking revenues than in any previous year in the Company's history. Interest and other income in 2005 totaled $8.4 million, as compared to $4.7 million in 2004, an increase of $3.7 million. Most of the increase is attributable to the recognition of the $4.9 million of the remaining deferred revenue in connection with the termination of our financial agreement with Fiserv.

EXPENSES

Total expenses decreased by approximately $2.9 million, or 5%, in 2005 to $55.6 million from $58.5 million in 2004. In February 2005, we recorded additional compensation expense of $1.43 million in connection with a separation agreement with one of our senior officers. Excluding this one-time expense, expenses decreased $4.3 million over 2004.

Commission expense, consistently the largest expense category and which is directly related to commission revenue, decreased 6%, or $2.5 million, from $39.9 million for 2004, to $37.4 million for 2005. Compensation and benefits expense for management, operations and clerical personnel remained relatively constant for 2005 at $7.0 million. Salaries and related payroll taxes decreased by approximately $700,000, from $6.3 million in 2004 to $5.6 million in 2005. The decrease for 2005 was primarily attributable to reduction in the workforce during 2004 and 2005. Stock and option compensation costs increased $737,000 during 2005 in connection with stock grants issued in February 2005 to several senior executives. The net cost of health insurance premiums in 2005 decreased by $33,000 compared to 2004 mostly due to the reduction in the workforce.

Clearing and floor brokerage costs decreased $540,000, from $2.5 million in 2004, to $1.9 million in 2005. This expense category is directly related to the volume of transaction business which decreased in 2005.

Communications and occupancy costs decreased $181,000 during 2005, from $2.7 million in 2004 to $2.5 million in 2005. Reductions in occupancy and related costs, which was due to the elimination of a company leased branch office in New York City, a reduction in the leased space in our home office and lower telephone costs, were partially offset by increases in market data services.

Legal matters and related settlement costs decreased 35% or $941,000, from $2.7 million in 2004 to $1.8 million in 2005. The reduction in 2005 is attributable to a decline in the number of customer complaints and arbitration claims. In addition, legal costs for 2005 include $269,000 of fees related to the proposed merger with Olympic which was terminated in October 2005. Management continues to closely monitor our outstanding claims and control the costs associated with defending these matters.

Other operating costs in total remained fairly constant for 2005 when compared to 2004, at approximately $3.5 million. Due to the exercise of the majority of our outstanding convertible debentures in 2005, we accelerated $130,000 of amortization of the financing costs related to these debentures during the second quarter of 2005. Also included in operating costs are accounting and consulting fees of $123,000 expensed in September 2005 as a result of the termination of the proposed merger with Olympic. These increases in 2005 are offset by a decrease in depreciation expense as many of our assets approached the end of their depreciable lives.

For 2005, interest expense decreased by $184,000 when compared to 2004. This reduction is primarily attributable to the conversion of $1,765,000 of our 6% convertible debentures on which interest is no longer paid.

LIQUIDITY AND CAPITAL RESOURCES

We maintain a highly liquid balance sheet with approximately 81% for 2006 and 2005 and 73% for 2004, consisting of cash and cash equivalents, securities owned, and receivables from our clearing firm and other broker-dealers. The balances in these accounts can and do fluctuate significantly from day to day, depending on general economic and market conditions, volume of activity, and investment opportunities. These accounts are monitored on a daily basis in order to ensure compliance with regulatory net capital requirements and to preserve liquidity.

Overall, cash and cash equivalents decreased for 2006 by $845,000. Net cash used in operating activities during 2006 was $668,000, as a result of a net loss of $837,000 adjusted by non-cash charges including depreciation and amortization of $586,000 and payment of the $200,000 note issued in connection with a separation agreement. Cash was further reduced by net increases in the amount due from our clearing firm, employee and broker receivables and other assets of $232,000, $33,000 and $44,000, respectively, partially offset by a decrease in securities owned of $105,000. These increases to cash were offset by decreases in accounts payable, accrued expenses and income taxes payable of $173,000, $178,000 and $28,000, respectively, partially offset by an increase in commissions' payable of $351,000.

Net cash used in operating activities in 2005 was $995,000, as a result of net income of $2,424,000 adjusted by non-cash charges including depreciation and amortization of $1,449,000 and $1,200,000 from the issuance of stock and a note payable in connection with a separation agreement, offset by non-cash income of $5,105,000 from the amortization of deferred revenues. Cash used in operating activities in 2004 was $2,020,000, primarily attributable to decreases in commissions' payable of $1,180,000, and accrued expenses of $726,000.

Additions to property and equipment of $34,000 accounted for the use of cash from investing activities for 2006. In 2005 and 2004, investing activities consumed $42,720 and $212,000, respectively, for additions to capital expenditures.

Financing activities in 2006 used net cash of $143,000 due to the payment of preferred stock dividends and capital leases of $169,000 and $7,700, respectively, partially offset by proceeds from option exercises of $34,000. Financing activities in 2005 provided $4,000 in cash due to the receipt of $343,000 in proceeds from the exercise of stock options, offset by payments of preferred stock dividends and capital leases of $285,000 and $54,000, respectively. Financing activities in 2004 used $175,000 in cash primarily related to capital leases and the repurchase of common shares.

FINANCING ACTIVITIES

In 1999, we issued 349,511 shares of Series A Preferred Stock in an exchange offering related to a settlement with holders of certain leases. Each share of Series A Preferred Stock is convertible into two shares of common stock and pays a quarterly dividend of 6%. Quarterly dividends were paid through the first quarter of 2003, at which time we suspended the dividend payments in accordance with applicable state law. In the second quarter of 2005, the Board of Directors declared the dividend on the preferred stock in arrears. The Company paid dividends on the Series A Preferred Stock in the amount of $168,506 during 2006 and $285,340 during 2005, including $210,879 dividends in arrears. (See Note 16 to the consolidated financial statements).

In October 2002, we commenced a private offering of up to $3,000,000 of 6% convertible debentures to accredited investors. Each debenture is convertible at an initial conversion price of $0.50 per share, subject to adjustment for stock dividends, combinations, splits, recapitalizations, and like events. Interest on the debentures accrues at the rate of 6% per annum and is payable in cash on a semi-annual basis on April 1st and October 1st of each year until maturity or conversion. Each debenture is due and payable five (5) years from issuance, unless previously converted into shares of common stock. The offering expired on March 1, 2003. In the offering, we sold an aggregate amount of $1,240,000 of debentures, $1,030,000 in 2002 and $210,000 in 2003. The proceeds of the financing were used to satisfy general working capital needs. Neither the debentures nor the shares underlying the debentures have been registered for offer or sale under the Securities Act; such securities were issued on the basis of the statutory exemption provided by Section 4(2) of the Securities Act, as amended, and/or Rule 506 of Regulation D, promulgated there under relating to transactions by an issuer not involving any public offering.

In September 2003, we commenced an additional private offering of up to $3,000,000 of 6% convertible debentures to accredited investors. Each debenture is convertible at an initial conversion price of $0.50 per share, subject to adjustment for stock dividends, combinations, splits, recapitalizations, and like events. Interest on the debentures accrues at the rate of 6% per annum and is payable in cash on a semi-annual basis on April 1st and October 1st of each year until maturity or conversion. Each debenture is due and payable five (5) years from issuance, unless previously converted into shares of common stock. The offering was completed on December 31, 2003. In the offering, we sold an aggregate principal amount of $1,895,000 of debentures. The proceeds of the financing was used to satisfy general working capital needs. The debentures have not been registered for offer or sale under the Securities Act; such securities were issued on the basis of the statutory exemption provided by Section 4(2) of the Securities Act, as amended, and/or Rule 506 of Regulation D, promulgated there under relating to transactions by an issuer not involving any public offering.

Between October 2004 and December 2005 we received notices that holders of $1,885,000 of convertible debentures that were sold through private offerings in 2002 and 2003 elected to convert their debentures into shares of our common stock in accordance with the terms of the debentures. As a result, we issued 3,770,000 shares of our common stock during that time period. The debentures are convertible at $.50 per share.

During 2006, $35,000 of the Company's convertible debentures were converted into 70,000 shares of common stock. In June 2006, the Okun Purchasers purchased $1,190,000 principal amount of debentures, which were acquired from their holders in privately negotiated transactions. Subsequently, on June 20 and 23, 2006, the Okun Purchasers converted such debentures into 2,380,000 common shares. As of the date of this report, there was an aggregate principal amount of $25,000 of convertible debentures outstanding, which are convertible at $.50 per share.

During the second quarter of 2006, FMSC signed a release with NFS for and in consideration of the payment of $1,000,000 by NFS relating to conversion and transition expenses incurred by the broker-dealer as a result of its conversion from Fiserv to NFS in 2005. The payment was received by FMSC on June 29, 2006.

In connection with the separation agreement we entered into with Mr. William Kurinsky in 2005, we issued him an aggregate of 197,824 shares of a newly created class of Series B Preferred Stock. Such shares of Series B Preferred Stock are convertible into common stock on the basis of ten shares of common stock for each share of Series B Preferred Stock. The Series B Preferred shares have voting rights along with the common stock based upon the number of shares of common stock into which it would be converted. The Series B Preferred Stock also includes a cumulative dividend of 8% per year. The shares are restricted securities under the Securities Act of 1933 and the regulations of the SEC and we relied upon the exemption from registration under Section 4(2) of the Securities Act of 1933 to issue the shares of Series B Preferred Stock. The Company paid $80,000 and $51,556 dividends on the Series B Preferred Stock for 2006 and 2005, respectively. (See Note 16 to the consolidated financial statements). On February 23, 2007, Mr. Kurinsky sold all 197,824 shares of Series B Preferred Stock to FMFG Ownership II, Inc., an affiliate of Mr. Okun.

NET CAPITAL

At December 31, 2006, Montauk Financial Group had net capital of $2,735,223 which was $2,485,223 in excess of its required net capital of $250,000 and the ratio of aggregate indebtedness to net capital was 1.34 to 1.

CONSOLIDATED CONTRACTUAL OBLIGATIONS AND LEASE COMMITMENTS

The table below provides information about our commitments related to debt obligations, leases, guarantees and investments as of December 31, 2006. This table does not include any projected payment amounts related to our potential exposure to arbitrations and other legal matters, nor does it include any potential lease commitment related to the Okun Lease.

As of December 31, 2006		Expected Maturity Date			
Category	2007	2008	2009	2010	Total
Debt Obligations	$ 208,333	$ 16,667	$ 0	$ 0	$ 225,000
Capital Lease Obligations	0	0	0	0	0
Operating Lease Obligations	893,308	863,148	620,989	50,762	2,428,207
Note Payable	0	0	0	0	0
Other Long-Term Obligations Reflected on Balance Sheet under GAAP	0	0	0	0	0
Total	$1,101,641	$879,815	$620,989	$ 50,762	$2,653,207

OFF-BALANCE SHEET ARRANGEMENTS

We execute securities transactions on behalf of our customers. If either the customer or a counter-party fail to perform, we, by agreement with our clearing broker, may be required to discharge the obligations of the non-performing party. In such circumstances, we may sustain a loss if the market value of the security is different from the contract value of the transaction. We seek to control off-balance-sheet risk by monitoring the market value of securities held or given as collateral in compliance with regulatory and internal guidelines. Pursuant to such guidelines, our clearing firm requires additional collateral or reduction of positions, when necessary. We also complete credit evaluations where there is thought to be credit risk.

CRITICAL ACCOUNTING POLICIES

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America. Preparing financial statements in accordance with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following paragraphs include a discussion of some of the significant accounting policies and methods applied to the preparation of our consolidated financial statements. See Note 2 to the financial statements for further discussion of significant accounting policies.

USE OF ESTIMATES

In presenting the consolidated financial statements, management makes estimates regarding the valuation of certain securities owned, the carrying value of investments, the realization of deferred tax assets, the outcome of litigation, and other matters that affect the reported amounts and disclosure of contingencies in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the consolidated financial statements and it is possible that such changes could occur in the near term.

REVENUE RECOGNITION

Securities transactions, commission income, sales concessions from participation in syndicated offerings and related expenses are recorded on a trade date basis. Insurance and mutual fund commissions received from outside vendors are recognized as income when earned. Securities owned and securities sold, but not yet repurchased are stated at quoted market value with unrealized gains and losses included in earnings. Investment account securities not readily marketable are carried at estimated fair value as determined by management with unrealized gains and losses included in earnings.

LONG-LIVED ASSETS

We evaluate impairment losses on long-lived assets used in operations, primarily fixed assets, when events and circumstances indicate that the carrying value of the assets might not be recoverable in accordance with FASB Statement No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets". For purposes of evaluating the recoverability of long-lived assets, the undiscounted cash flows estimated to be generated by those assets would be compared to the carrying amounts of those assets. If and when the carrying values of the assets exceed their fair values, the related assets will be written down to fair value.

CLEARING AGREEMENT

Montauk Financial Group introduces all of its customer transactions, which are not reflected in the financial statements, to its clearing brokers, which maintain the customers' accounts and clears such transactions. Additionally, the clearing brokers provide the clearing and depository operations for Montauk Financial Group's proprietary securities transactions. These activities may expose us to off-balance sheet risk in the event that customers do not fulfill their obligations with the clearing brokers, as Montauk Financial Group has agreed to indemnify the clearing brokers for any resulting losses. We will record a loss from a client transaction when information becomes available to management that allows it to estimate its impact on our financial statements.

INCOME TAXES

Due to significant operating losses from 2001-2003 we have established a valuation allowance against all of our deferred tax benefits as of December 31, 2006, and we intend to maintain it until we determine that it is more likely than not that deferred tax assets will be realized. Our income tax expense recorded in the future will be reduced to the extent of offsetting decreases in our valuation allowance. The realization of our remaining deferred tax assets is primarily dependent on forecasted future taxable income.

NEW ACCOUNTING STANDARDS

Statement of Financial Accounting Standard 157, Fair Value Measurements ("SFAS 157"):

On September 15, 2006, the Financial Accounting Standard Board issued a SFAS 157, "Fair Value Measurements", that provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances.

This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The Company will adopt this pronouncement effective for periods beginning January 1, 2008. We are currently evaluating the impact of adopting this pronouncement on our financial statements.

In September 2006, FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R)". SFAS No. 158 requires an employer to recognize the funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The funded status of a benefit plan is defined as the difference between the fair value of the plan assets and the plan's benefit obligation. For a pension plan the benefit obligation is the projected benefit obligation and for any other postretirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation. SFAS No. 158 requires an employer to recognize as a component of net periodic benefit costs pursuant to SFAS No. 87 "Employers' Accounting for Pensions". SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end. Additional footnote disclosure is also required about certain effects on net periodic benefit costs for the next year that arise from the delayed recognition of gains or losses, prior service costs or credits, and transition asset or obligation. Except for the year-end measurement requirement, SFAS No. 158 is effective for the year ending December 31, 2006. The adoption of this Statement in 2006 did not have a material impact on the financial condition or results of operations of the Company.

FSP FAS 123(R)-5 was issued on October 10, 2006. The FSP provides that instruments that were originally issued as employee compensation and then modified, and that modification is made to the terms of the instrument solely to reflect an equity restructuring that occurs when the holders are no longer employees. No change in the recognition or the measurement (due to a change in classification) of those instruments will result if both of the following conditions are met: (a). There is no increase in fair value of the award (or the ratio of intrinsic value to the exercise price of the award is preserved, that is, the holder is made whole), or the antidilution provision is not added to the terms of the award in contemplation of an equity restructuring; and (b). All holders of the same class of equity instruments (for example, stock options) are treated in the same manner. The provisions in this FSP shall be applied in the first reporting period beginning after the date the FSP is posted to the FASB website. We will adopt this FSP from its effective date. We currently do not believe that its adoption will have any impact on our financial statements.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48), which provides clarification related to the process associated with accounting for uncertain tax positions recognized in consolidated financial statements. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. FIN 48 also provides guidance related to, among other things, classification, accounting for interest and penalties associated with tax positions, and disclosure requirements. We are required to adopt FIN 48 on January 1, 2007, although early adoption is permitted. We are currently evaluating the impact of adopting FIN 48 on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities", which permits entities to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. An entity would report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The decision about whether to elect the fair value option is applied instrument by instrument, with a few exceptions; the decision is irrevocable; and it is applied only to entire instruments and not to portions of instruments. SFAS No. 159 requires disclosures that facilitate comparisons (a) between entities that choose different measurement attributes for similar assets and liabilities and (b) between assets and liabilities in the financial statements of an entity that selects different measurement attributes for similar assets and liabilities. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Upon implementations, an entity shall report the effect of the first remeasurement to fair value as a cumulative effect adjustment to the opening balance of retained earnings. Since the provisions of SFAS No. 159 are applied prospectively, any potential impact will depend on the instruments selected for fair value measurement at the time of implementation.

IMPACT OF INFLATION

We believe that the impact of inflation has an effect upon the amount of capital generally available for investment purposes and also may affect the attitude or willingness of investors to buy and sell securities. The nature of the business of the broker-dealer subsidiary and the securities industry in general is directly affected by national and international economic and political conditions, broad trends in business and finance and volatility of interest rates, changes in and uncertainty regarding tax laws, and substantial fluctuation in the volume and price levels of securities transactions and the securities markets. To the extent inflation results in higher interest rates, or has other adverse effects on the securities markets and the value of securities held in inventory, it may adversely affect our financial position and results of operations.

RISK MANAGEMENT

Risk is an inherent part of our business and activities. The extent to which we properly and effectively identify, assess, monitor and manage the various types of risk involved in our activities is critical to our soundness and profitability. We seek to identify, assess, monitor and manage the following principal risks involved in its business activities: market, credit, operational and legal. Senior management takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment and control of various risks. Our risk management policies and procedures are subject to ongoing review and modification.

Market Risk. Certain of our business activities expose us to market risk. This market risk represents the potential for loss that may result from a change in value of a financial instrument as a result of fluctuations in interest rates, equity prices or changes in credit rating of issuers of debt securities. This risk relates to financial instruments we hold as investment and for trading. Securities inventories are exposed to risk of loss in the event of unfavorable price movements. Securities positions are marked to market on a daily basis. Market-making activities are client-driven, with the objective of meeting clients' needs while earning a positive spread. At December 31, 2006 and December 31, 2005, equity securities positions owned, and sold, not yet purchased were approximately $198,447 and $303,612, and $495 and $3,564, respectively. In our view, the potential exposure to market risk, trading volatility and the liquidity of securities held in the firm's inventory accounts could potentially have a material effect on its financial position.

Credit Risk. Credit risk represents the loss that we would incur if a client, counterparty or issuer of securities or other instruments that we hold fails to perform its contractual obligations. Client activities involve the execution, settlement, and financial of various transactions on behalf of its clients. Client activities are transacted on either a cash or margin basis. Client activities may expose us to off-balance sheet credit risk. We may have to purchase or sell financial instruments at the prevailing market price in the event of the failure of a client to settle a trade on its original terms or in the event that cash and securities in the client margin accounts are not sufficient to fully cover the client losses. We seek to control the risks associated with client activities by requiring clients to maintain collateral in compliance with various regulations and company policies.

Operational Risk. Operational risk generally refers to the risk of loss resulting from our operations, including, but not limited to, improper or unauthorized execution and processing of transactions, deficiencies in our operating systems, business disruptions and inadequacies or breaches in our internal control processes. We operate in diverse markets and rely on the ability of our employees and systems to process high numbers of transactions often within short time frames. In the event of a breakdown or improper operation of systems, human error or improper action by employees, we could suffer financial loss, regulatory sanctions or damage to our reputation. In order to mitigate and control operational risk, we have developed and continue to enhance policies and procedures that are designed to identify and manage operational risk at appropriate levels. Included in our operational risk management practice is disaster recovery for our critical systems. We believe that our disaster recovery program, including off-site back-up technology and operational facilities, is adequate to handle a reasonable business disruption. However, there can be no assurances that a disaster directly affecting our headquarters or operations center would not have a material adverse impact. Insurance and other safeguards might only partially reimburse us for our losses.

Legal Risk. Legal risk includes the risk of non-compliance with applicable legal and regulatory requirements. We are subject to extensive regulation in the different jurisdictions in which we conduct our business. We have various procedures addressing issues such as regulatory capital requirements, sales and trading practices, use of and safekeeping of customer funds, credit granting, collection activities, anti money-laundering and record keeping.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our activities often involve the purchase, sale or short sale of securities as principal. Such activities subject our capital to significant risks from markets that may be characterized by relative illiquidity or may be particularly susceptible to rapid fluctuation in price or liquidity. Such market conditions could limit our ability to resell securities purchased or to purchase securities sold short. These activities subject our capital to significant risks, including market, credit and liquidity risks. Market risk relates to the risk of fluctuating values based on market prices without action on our part. Our primary credit risk is settlement risk, which relates to whether counterparty will fulfill its contractual obligations, such as delivery of securities or payment of funds. Liquidity risk relates to our inability to liquidate assets or redirect the deployment of assets contained in illiquid investments. Additional information pertaining to the foregoing risks is included under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations – Risk Management."

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
First Montauk Financial Corp.
Red Bank, New Jersey

We have audited the accompanying consolidated statements of financial condition of First Montauk Financial Corp. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. We have also audited the schedules listed in the accompanying index. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedules are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements and schedules, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedules. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Montauk Financial Corp. and subsidiaries at December 31, 2006, and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the schedules presents fairly, in all material respects, the information set forth therein.

/s/ Lazar, Levine and Felix LLP

Morristown, New Jersey
March 30, 2007

First Montauk Financial Corp. and Subsidiaries
Consolidated Statements of Financial Condition

	December 31, 2006	December 31, 2005
ASSETS		
Cash and cash equivalents	$ 1,145,751	$ 1,990,815
Due from clearing firm	4,988,747	4,756,646
Securities owned, at market value	198,447	303,612
Prepaid expenses	285,480	287,394
Employee and broker receivables - net of reserve for bad debt of $807,536 and $1,085,135 respectively	343,491	309,199
Property and equipment - net	239,033	449,460
Other assets	597,968	622,804
Total assets	$ 7,798,917	$ 8,719,930
LIABILITIES		
Accounts payable	$ 313,427	$ 486,676
Accrued expenses	1,195,426	1,373,354
Income taxes payable	4,167	32,167
Commissions payable	2,378,935	2,027,379
Securities sold, not yet purchased, at market value	495	3,564
6% convertible debentures	25,000	1,250,000
Capital leases payable	820	8,555
Note payable	-	200,000
Other liabilities	67,156	110,384
Total liabilities	3,985,426	5,492,079
Commitments and contingencies (See notes)		
STOCKHOLDERS' EQUITY		
Preferred stock, 3,929,898 shares authorized, $.10 par value, no shares issued and outstanding	-	-
Series A convertible preferred stock, 625,000 shares authorized, $.10 par value 305,369 shares issued and outstanding; liquidation preference $1,526,845	30,537	30,537
Series B convertible redeemable preferred stock, 445,102 shares authorized, $.10 par value, 197,824 shares issued and outstanding, liquidation preference: $1,000,000	19,782	19,782
Common stock, no par value, 60,000,000 and 30,000,000 shares authorized, 18,526,553 and 15,937,407 shares issued and outstanding, respectively	11,646,620	10,444,110
Additional paid-in capital	1,930,810	1,930,810
Accumulated deficit	(9,814,258)	(9,197,388)
Total stockholders' equity	3,813,491	3,227,851
Total liabilities and stockholders' equity	$ 7,798,917	$ 8,719,930

See Notes to Consolidated Financial Statements

First Montauk Financial Corp. and Subsidiaries
Consolidated Statements of Operations

	Twelve months ended December 31		
	2006	2005	2004
Revenues:			
Commissions	$ 39,920,168	$ 37,493,733	$ 42,732,238
Principal transactions	4,079,243	5,578,820	9,058,259
Investment banking	3,420,685	6,640,402	2,716,042
Interest and other income	3,540,324	8,370,711	4,680,702
Total revenue	50,960,420	58,083,666	59,187,241
Expenses:			
Commissions, employee compensation and benefits	43,137,778	44,398,131	46,851,474
Executive separation	1,151,266	1,432,937	-
Clearing and floor brokerage	1,527,675	1,926,005	2,466,027
Communications and occupancy	1,797,281	2,483,056	2,664,256
Legal matters and related costs	1,095,064	1,773,604	2,714,769
Other operating expenses	2,982,665	3,467,972	3,489,425
Interest	78,248	100,123	284,093
Total expenses	51,769,977	55,581,828	58,470,044
Income (loss) before income taxes	(809,557)	2,501,838	717,197
Provision (benefit) for income taxes	26,992	77,544	(13,305)
Net income (loss)	(836,549)	2,424,294	730,502
Preferred stock dividends	(168,506)	(285,340)	(90,689)
Net income (loss) applicable to common stockholders	$ (1,005,055)	$ 2,138,954	$ 639,813
Earnings (loss) per share:			
Basic	$ (0.06)	$ 0.15	$ 0.07
Diluted	$ (0.06)	$ 0.12	$ 0.04
Weighted average number of shares of stock outstanding:			
Basic	17,004,254	14,032,057	9,270,350
Diluted	17,004,254	20,109,178	15,629,920

See Notes to Consolidated Financial Statements

First Montauk Financial Corp. and Subsidiaries
Consolidated Statements of Changes in Stockholder' Equity (deficit)
for the Period from January 1, 2004 to December 31, 2006

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Additional
	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital
Balances at January 1, 2004	311,089	$ 31,109	-	$ -	9,065,486	$ 6,724,853	$ 950,592
Increase in deferred compensation	-	-	-	-	-	82,471	-
Amortization of deferred compensation							
Repurchase of common stock							
Cancellation of treasury shares	-	-	-	-	(60,217)	(21,162)	-
Issuance of restricted stock in connection with employment agreements	-	-	-	-	1,000,000	350,000	-
Conversion of preferred stock into common stock	(5,720)	(572)	-	-	11,440	572	-
Exercise of incentive stock options	-	-	-	-	1,800	558	-
Conversion of bonds into common stock	-	-	-	-	240,000	120,000	-
Net income							
Balances at December 31, 2004	305,369	30,537	-	-	10,258,509	7,257,292	950,592
Increase in deferred compensation	-	-	-	-	-	154,464	-
Amortization of deferred compensation							
Common stock issued in connection with legal settlements	-	-	-	-	25,000	25,000	-
Issuance of restricted stock in connection with employment agreements	-	-	-	-	1,300,000	741,000	-
Repurchase of common stock							
Cancellation of treasury shares							
Issuance of preferred stock in connection with separation agreement	-	-	197,824	19,782	-	-	980,218
Conversion of preferred stock into common stock							
Exercise of incentive stock options	-	-	-	-	560,998	343,071	-
Cashless exercise of warrants	-	-	-	-	262,900	158,283	-
Conversion of bonds into common stock	-	-	-	-	3,530,000	1,765,000	-
Payment of preferred stock dividends							
Net income							
Balances at December 31, 2005	305,369	30,537	197,824	19,782	15,937,407	10,444,110	1,930,810
Increase in deferred compensation	-	-	-	-	-	(76,266)	-
Amortization of deferred compensation							
Reclass to common stock	-	-	-	-	-	(39,546)	-
Exercise of incentive stock options	-	-	-	-	68,800	33,504	-
Cashless exercise of incentive stock options	-	-	-	-	27,586		-
Cashless exercise of warrants	-	-	-	-	42,760	22,211	-
Expired warrant obligation	-	-	-	-	-	37,607	-
Conversion of bonds into common stock	-	-	-	-	2,450,000	1,225,000	-
Payment of preferred stock dividends							
Net loss							
Balances at December 31, 2006	305,369	$ 30,537	197,824	$ 19,782	18,526,553	$ 11,646,620	$ 1,930,810

See Notes to Consolidated Financial Statements

FIRST MONTAUK FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE PERIOD FROM JANUARY 1, 2004 TO DECEMBER 31, 2006

	Deficit)	Compensation	Shares	Amount	Stockholders' Equity (Deficit)
Balances at January 1, 2004	$ (11,678,659)	$ (115,334)	-	$ -	$ (4,087,439)
Increase in deferred compensation	-	(432,471)	-	-	(350,000)
Amortization of deferred compensation	-	158,924	-	-	158,924
Repurchase of common stock	-		(60,217)	(21,162)	(21,162)
Cancellation of treasury shares	-		60,217	21,162	-
Issuance of restricted stock in connection					350,000
with employment agreements	-	-	-	-	
Conversion of preferred stock into					
common stock					558
Exercise of incentive stock options	-	-	-	-	120,000
Conversion of bonds into common stock	-	-	-	-	730,502
Net income	730,502	-	-	-	(3,098,617)
Balances at December 31, 2004	(10,948,157)	(388,881)			-
Increase in deferred compensation	-	(154,464)	-	-	896,160
Amortization of deferred compensation	-	896,160			
Common stock issued in connection					25,000
with legal settlements	-	-	-	-	-
Issuance of restricted stock in connection					-
with employment agreements	-	(741,000)	-	-	
Issuance of preferred stock in connection					1,000,000
with separation agreement	-	-	-	-	
Conversion of preferred stock into					
common stock					
Exercise of incentive stock options	-	-	-	-	343,071
Exercise of warrants	-	-	-	-	158,283
Conversion of bonds into common stock	-	-	-	-	1,765,000
Payment of preferred stock dividends	(285,340)	-	-	-	(285,340)
Net income	2,424,294	-	-	-	2,424,294
Balances at December 31, 2005	(8,809,203)	(388,185)	-	-	3,227,851
Increase in deferred compensation	-	76,266	-	-	-
Amortization of deferred compensation	-	272,373	-	-	272,373
Reclass to common stock	-	39,546	-	-	-
Exercise of incentive stock options	-	-	-	-	33,504
Cashless exercise of incentive stock options					-
Cashless exercise of warrants					22,211
Expired warrant obligation	-	-	-	-	37,607
Conversion of bonds into common stock	-	-	-	-	1,225,000
Payment of preferred stock dividends	(168,506)	-	-	-	(168,506)
Net loss	(836,549)	-	-	-	(836,549)
Balances at December 31, 2006	$ (9,814,258)	$ -	-	$ -	$ 3,813,491

See notes to consolidated financial statements

First Montauk Financial Corp. and Subsidiaries
Consolidated Statements of Cash Flows

	Twelve months ended Dec 31		
	2006	2005	2004
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS			
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ (836,549)	$ 2,424,294	$ 730,502
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:			
Depreciation and amortization of property and equipment	244,500	384,169	538,549
Amortization of stock compensation and deferred costs	341,228	1,064,619	223,708
Amortization of deferred income	-	(5,105,116)	(875,008)
Common stock issued in legal settlement	-	25,000	-
Preferred shares issued in connection with separation agreement	-	1,000,000	-
Loss on disposition of peroperty and equipment	-	-	4,692
Note payable issued in connection with separation agreement	(200,000)	200,000	-
Increase (decrease) in cash attributable to changes in assets and liabilities:			
Due from clearing firm	(232,100)	1,059,173	(596,552)
Securities owned	105,165	67,108	(201,186)
Prepaid expenses	1,914	53,427	113,520
Employee and broker receivables	(33,202)	239,041	100,402
Income taxes receivable	-	40,525	(37,900)
Other assets	(44,020)	101,395	360,461
Securities sold, not yet purchased	(3,069)	(170,762)	104,996
Commissions payable	351,556	(472,414)	(1,179,903)
Accounts payable	(173,249)	(128,108)	(257,789)
Accrued expenses	(177,928)	295,169	(725,788)
Income taxes payable	(28,000)	(12,379)	(63,365)
Other liabilities	15,500	(70,113)	(259,836)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(668,254)	995,028	(2,020,497)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Additions to property and equipment	(34,073)	(42,720)	(212,000)
NET CASH USED IN INVESTING ACTIVITIES	(34,073)	(42,720)	(212,000)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Payment of capital lease	(7,735)	(53,905)	(153,961)
Repurchase of common shares	-	-	(21,162)
Proceeds from exercise of incentive stock option	33,504	343,071	558
Payment of preferred stock dividends	(168,506)	(285,340)	-
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(142,737)	3,826	(174,565)
Net (decrease) increase in cash and cash equivalents	(845,064)	956,134	(2,407,062)
Cash and cash equivalents at beginning of period	1,990,815	1,034,681	3,441,743
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 1,145,751	$ 1,990,815	$ 1,034,681
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest	$ 106,739	$ 133,967	$ 212,080
Income taxes	$ 128,020	$ 92,473	$ 67,960
Noncash financing activity:			
Equipment acquired through capital lease financing	$ -	$ -	$ 69,585
Proceeds from exercise of warrants	$ 22,211	$ 158,283	$ -
6% convertible debentures converted into common stock	$ 1,225,000	$ 1,765,000	$ 120,000

See Notes to Consolidated Financial Statements

NOTE 1 - NATURE OF BUSINESS

First Montauk Financial Corp. (the Company) is a holding company whose principal subsidiary, First Montauk Securities Corp. (FMSC), operates as a securities broker-dealer and investment adviser registered with the Securities and Exchange Commission (SEC). Through FMSC, the Company executes principal and agency transactions primarily for retail customers, performs investment banking services, and trades securities on a proprietary basis. FMSC's registered representatives offer and sell a variety of investment related, insurance based products through Montauk Insurance Services, Inc. (MISI), the other subsidiary. The Company operates in one business segment. Customers are located primarily throughout the United States.

FMSC clears all customer transactions on a fully disclosed basis through independent clearing firms. Accordingly, FMSC does not carry securities accounts for customers nor does it perform custodial functions related to those securities. FMSC is a member of the National Association of Securities Dealers, Inc. (NASD) and the National Futures Association (NFA).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition
Securities transactions, commission income, sales concessions from participation in syndicated offerings and related expenses are recorded on a trade date basis. Insurance and mutual fund commissions received from outside vendors are recognized as income when earned.

Securities owned and securities sold, not yet purchased are stated at quoted market value. All resulting unrealized gains and losses are included in earnings (loss). Securities not readily marketable are carried at estimated fair value as determined by management.

Advertising
Advertising costs are expensed as incurred and totaled $52,259, $68,924, and $114,829 in 2006, 2005, and 2004, respectively.

Property and Equipment
Furniture, equipment and leasehold improvements are stated at cost. Depreciation on furniture and equipment is computed over the estimated useful lives of the assets, ranging from three to ten years. Capitalized leased equipment is amortized over the lease term. Leasehold improvements are amortized over the shorter of either the asset's useful life or the related lease term. Depreciation is computed on the straight-line method for financial reporting purposes and on an accelerated basis for income tax purposes.

Cash Equivalents
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consisted of money market funds at December 31, 2006 and 2005.

Earnings (Loss) per Share

Basic earnings (loss) per share is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period adjusted to reflect potentially dilutive securities. In determining basic earnings (loss) per share for the periods presented, dividends paid on Series A Convertible Preferred Stock and Series B Convertible Redeemable Preferred Stock are added (deducted) to the net income (loss). For 2006, the basic and diluted calculation is the same due to losses incurred and accordingly the result of including potentially dilutive securities is anti-dilutive.

In accordance with SFAS 128, the following table reconciles basic shares outstanding to fully diluted shares outstanding:

	Years Ended December 31		
	2006	2005	2004
Numerator – basic:			
Net income (loss)	$ (836,549)	$ 2,424,294	$ 730,502
Deduct: dividends earned/paid during the year	(168,506)	(285,340)	(90,689)
Numerator for basic earnings (loss) per share	$(1,005,055)	$ 2,138,954	$ 639,813
Numerator – diluted:			
Numerator for basic earnings (loss) per share	$(1,005,055)	$ 2,138,954	$ 639,813
Add: Preferred stock dividends	--	285,340	--
Add: Convertible debenture interest	--	86,582	45,735
Numerator for diluted earnings (loss) per share	$(1,005,055)	$ 2,510,876	$ 685,548
Denominator:			
Weighted average common shares outstanding	17,004,254	14,032,057	9,270,350
Effect of dilutive securities:			
Stock options and warrants	--	1,160,173	235,820
Restricted shares	--	438,708	93,750
Convertible preferred stock Series B	--	1,978,240	--
Convertible debentures	--	2,500,000	6,030,000
Denominator for diluted earnings (loss) per share	17,004,254	20,109,178	15,629,920

The following securities, presented on a common share equivalent basis, have been excluded from the per share computations because they are antidilutive:

	Years Ended December 31		
	2006	2005	2004
Stock Options	2,137,402	1,934,844	3,514,998
Warrants	407,518	82,409	3,385,946
Convertible debt	25,000	--	--
Restricted Shares	100,000	--	--
Convertible preferred stock	2,283,609	610,738	610,738

Use of Estimates

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management periodically evaluates estimates used in the preparation of financial statements for continued reasonableness. Appropriate adjustments, if necessary, to the estimates used are made prospectively based upon such periodic evaluation. Actual results could differ from those estimates.

Long-lived Assets

The Company evaluates impairment losses on long-lived assets used in operations, primarily property and equipment, when events and circumstances indicate that the carrying value of the assets might not be recoverable in accordance with FAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets". For purposes of evaluating the recoverability of long-lived assets, the undiscounted cash flows estimated to be generated by those assets would be compared to the carrying amounts of those assets. If and when the carrying values of the assets exceed their fair values, the related assets will be written down to fair value. The Company has determined that there was no impairment for the years ended December 31, 2006 and 2005.

Income Taxes

The Company uses the liability method to determine its income tax expense as required under Statement of Financial Accounting Standards No. 109 (FAS 109). Under FAS 109, deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset depends on the Company's ability to generate sufficient taxable income in the future. The Company files a consolidated tax return for federal purposes and separate state tax returns for the parent and each of its subsidiaries.

Stock-based Compensation

The Company periodically issues stock options to employees, non-employee consultants and non-employee independent registered representatives in accordance with the provisions of its stock option plans ("the Plans"), with the exercise price of the stock options being set at the greater of $ .50 or 120% of the closing market price of the common stock on the date of grant.

Accounting for Employee Awards:

Effective January 1, 2006, the Plans are accounted for in accordance with the recognition and measurement provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment ("FAS 123(R)"), which replaces SFAS No. 123, Accounting for Stock-Based Compensation ("FAS 123"), and supersedes Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and related interpretations. FAS 123(R) requires compensation costs related to share-based payment transactions, including employee stock options, to be recognized in the financial statements. In addition, the Company adheres to the guidance set forth within Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 107, which provides the Staff's views regarding the interaction between FAS 123(R) and certain SEC rules and regulations and provides interpretations with respect to the valuation of share-based payments for public companies.

Prior to January 1, 2006, the Company accounted for similar employee transactions in accordance with APB 25 which employed the intrinsic value method of measuring compensation cost. Accordingly, compensation expense was not recognized for employee fixed stock options if the exercise price of the option equaled or exceeded the fair value of the underlying stock at the grant date. While FAS 123, for employee options, encouraged recognition of the fair value of all stock-based awards on the date of grant as expense over the vesting period, companies were permitted to continue to apply the intrinsic value-based method of accounting prescribed by APB 25 and disclose certain pro-forma amounts as if the fair value approach of FAS 123 had been applied. In December 2002, FAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FAS 123, was issued, which, in addition to providing alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation, required more prominent pro-forma disclosures in both the annual and interim financial statements. The Company complied with these disclosure requirements for all applicable periods prior to January 1, 2006.

In adopting FAS 123(R), the Company applied the modified prospective approach to the transition. Under the modified prospective approach, the provisions of FAS 123(R) are to be applied to new employee awards and to employee awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for the portion of employee awards for which the requisite service has not been rendered that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date. The compensation cost for that portion of employee awards shall be based on the grant-date fair value of those awards as calculated for either recognition or pro-forma disclosures under FAS 123.

As a result of the adoption of FAS 123(R), the Company's results for the year ended December 31, 2006 include share-based compensation expense for the employee options and shares totaling approximately $31,000 and is included in the Consolidated Statements of Operations within commissions, employee compensation and benefits. No income tax benefit has been recognized in the income statement for share-based compensation arrangements as the Company has provided for 100% valuation allowance on net deferred tax assets. Stock compensation expense for employee options and shares recorded under APB 25 in the Consolidated Statements of Operations for the twelve months ended December 31, 2005 totaled $767,000.

Employee stock options compensation expense in 2006 is the estimated fair value of options granted amortized on a straight-line basis over the requisite service period for the entire portion of the awards. The Company has not adjusted the expense by estimated forfeitures, as requited by FAS 123(R) for employee options, since the forfeiture rate based upon historical data was determined to be immaterial.

Accounting for Non-employee Awards:
The Company accounted for options granted to its non-employee consultants and non-employee registered representatives using the fair value in accordance with FAS 123 and EITF Issue No. 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees" ("EITF 96-18"). The adoption of FAS 123(R) and SAB 107 as of January 1, 2006, had no material impact on the accounting for non-employee awards. The Company continues to consider the additional guidance set forth in EITF 96-18.

Stock compensation expense related to non-employee options was $36,000 for the twelve months ended December 31, 2006 compared to $129,000 and $42,000 for the twelve months ended December 31, 2005 and 2004, respectively. These amounts are included in Consolidated Statements of Operations within commissions, employee compensation and benefits.

The weighted average estimated fair value of all stock options granted during the twelve months ended December 31, 2006, 2005 and 2004 was $0.56, $0.41 and $0.28, respectively. The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model. During 2006, the Company took into consideration guidance under FAS 123(R) and SEC Staff Accounting Bulletin No. 107 ("SAB 107") when reviewing and updating assumptions. The expected volatility is based upon historical volatility of our stock and other contributing factors. The expected term is based upon observation of actual time elapsed between date of grant and exercise of options for all employees. Previously such assumptions were determined based on historical data.

The assumptions made in calculating the fair values of all options are as follows:

	2006	2005	2004
Expected volatility	72%	68%	102%
Expected dividend yield	0%	0%	0%
Risk-free interest rate	3.71%-4.82%	3.71%-4.35%	1.01%-3.72%
Expected term (in years)	1-4 years	1-5 years	1-5 years

In the fourth quarter of 2005, the Company changed the basis for estimating the volatility component of the Black Scholes model. Previously, the Company used historical daily price observations of its stock as a basis for determining expected volatility. The Company determined that monthly price observations provide a more reliable measure of its stock trading activity and resulting volatility estimate. This change was considered a change in estimate and accounted for prospectively.

Pro Forma Information under SFAS No. 123 for Periods Prior to Adoption of FAS 123(R):

The following table illustrates the effect on the net income and earnings per share as if the fair value recognition provisions of FAS 123 had been applied to all outstanding and unvested employee awards in the 2005 and 2004 comparable periods:

	Years Ended December 31	
	2005	2004
Net income applicable to common stockholders, as reported	$ 2,138,954	$ 639,813
Deduct: total stock based employee compensation expense determined under the fair value based method for all awards, net of tax	(298,682)	(160,457)
Pro forma net income - basic	1,840,272	479,356
Add: preferred stock dividends	285,340	--
Add: convertible debenture interest	86,582	45,735
Pro forma net income - diluted	$ 2,212,194	$ 525,091
Net income per share:		
Basic – as reported	$ 0.15	$ 0.07
Diluted – as reported	$ 0.12	$ 0.04
Basic – pro forma	$ 0.13	$ 0.05
Diluted – pro forma	$ 0.11	$ 0.03

Recent Pronouncements Affecting the Company
In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.

Traditionally, there have been two widely recognized methods for quantifying the effects of financial statement misstatements: the "roll-over" method and the "iron curtain" method. The roll-over method focuses primarily on the impact of a misstatement on the income statement-including the reversing effect of prior year misstatements-but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement.

In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the iron curtain and the roll-over methods.

SAB 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the "dual approach" had always been used or (ii) recording the cumulative effect of initially applying the "dual approach" as adjustments to the carrying value of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings.

Statement of Financial Accounting Standard 157, Fair Value Measurements ("SFAS 157"):

On September 15, 2006, the Financial Accounting Standard Board issued a standard that provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances.

This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The Company will adopt this pronouncement effective for periods beginning January 1, 2008. We are currently evaluating the impact of adopting this pronouncement on our consolidated financial statements.

In September 2006, FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R)". SFAS No. 158 requires an employer to recognize the funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The funded status of a benefit plan is defined as the difference between the fair value of the plan assets and the plan's benefit obligation. For a pension plan the benefit obligation is the projected benefit obligation and for any other postretirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation. SFAS No. 158 requires an employer to recognize as a component of net periodic benefit costs pursuant to SFAS No. 87 "Employers' Accounting for Pensions". SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end. Additional footnote disclosure is also required about certain effects on net periodic benefit costs for the next year that arise from the delayed recognition of gains or losses, prior service costs or credits, and transition asset or obligation. Except for the year-end measurement requirement, SFAS No. 158 is effective for the year ending December 31, 2006. The adoption of this Statement in 2006 did not have a material impact on the financial condition or results of operation of the Company.

FSP FAS 123(R)-5 was issued on October 10, 2006. The FSP provides that instruments that were originally issued as employee compensation and then modified, and that modification is made to the terms of the instrument solely to reflect an equity restructuring that occurs when the holders are no longer employees. No change in the recognition or the measurement (due to a change in classification) of those instruments will result if both of the following conditions are met: (a) there is no increase in fair value of the award (or the ratio of intrinsic value to the exercise price of the award is preserved, that is, the holder is made whole), or the antidilution provision is not added to the terms of the award in contemplation of an equity restructuring; and (b) all holders of the same class of equity instruments (for example, stock options) are treated in the same manner. The provisions in this FSP shall be applied in the first reporting period beginning after the date the FSP is posted to the FASB website. We will adopt this FSP from its effective date. We currently do not believe that its adoption will have any impact on our consolidated financial statements.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48), which provides clarification related to the process associated with accounting for uncertain tax positions recognized in consolidated financial statements. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. FIN 48 also provides guidance related to, among other things, classification, accounting for interest and penalties associated with tax positions, and disclosure requirements. We are required to adopt FIN 48 on January 1, 2007, although early adoption is permitted. We are currently evaluating the impact of adopting FIN 48 on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities", which permits entities to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. An entity would report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The decision about whether to elect the fair value option is applied instrument by instrument, with a few exceptions; the decision is irrevocable; and it is applied only to entire instruments and not to portions of instruments. SFAS No. 159 requires disclosures that facilitate comparisons (a) between entities that choose different measurement attributes for similar assets and liabilities and (b) between assets and liabilities in the financial statements of an entity that selects different measurement attributes for similar assets and liabilities. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Upon implementations, an entity shall report the effect of the first remeasurement to fair value as a cumulative effect adjustment to the opening balance of retained earnings. Since the provisions of SFAS No. 159 are applied prospectively, any potential impact will depend on the instruments selected for fair value measurement at the time of implementation. The Company is currently evaluating the impact of adopting this pronouncement on our consolidated financial statements.

Reclassifications

Certain reclassifications have been made to 2005 and 2004 consolidated financial statements to conform to 2006 presentation.

NOTE 3 - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

	December 31			
	2006		2005	
	Owned	Sold not yet purchased	Owned	Sold not yet purchased
Corporate stocks	$ 97,941	$ 495	$ 48,661	$ --
U.S. government agency and municipal obligations	6,621	--	2,677	--
Corporate bonds	--	--	130,083	1,964
Other	93,885	--	122,191	1,600
	$ 198,447	$ 495	$ 303,612	$ 3,564

Securities owned and securities sold, not yet purchased consist of trading securities at quoted market values. The Company also owns investment securities, consisting of shares of common stock and common stock purchase warrants, some of which are publicly offered and can be sold and some of which cannot be publicly offered or sold until registered under the Securities Act of 1933. At December 31, 2006 and 2005, investment securities consist of stock purchase warrants and common stock at an estimated total fair value of $92,483 and $121,991 respectively.

NOTE 4 - EMPLOYEE AND BROKER RECEIVABLES

	December 31	
	2006	2005
Commission advances	$ 320,329	$ 293,043
Forgivable loans	220,425	151,651
Other loans	610,272	949,640
	1,151,026	1,394,334
Less: reserve for bad debts	(807,535)	(1,085,135)
	$ 343,491	$ 309,199

The Company has arrangements with certain registered representatives to forgive their loans if they remain licensed with the Company for an agreed upon period of time, generally one to five years, or meet specified performance goals. The loans are being amortized to commission expense for financial reporting purposes over the term of the loan. Loan amortization charged to compensation was $187,109, $122,155, and $112,171 in 2006, 2005, and 2004, respectively. Other loans to employees and registered representatives are payable in installments generally over periods of one to five years with interest rates ranging up to 8% per annum.

NOTE 5 - PROPERTY AND EQUIPMENT

	December 31		
	2006	2005	Estimated Useful Life
Computer and office equipment	$ 2,903,760	$ 2,873,705	3 to 7 years
Furniture and fixtures	1,697,630	1,693,612	7 to 10 years
Leasehold improvements	807,227	807,227	Term of lease
	5,408,617	5,374,544	
Less: accumulated depreciation and amortization expense	(5,169,584)	(4,925,084)	
	$ 239,033	$ 449,460	

Depreciation and amortization expense was $244,500, $384,169 and $538,549, in 2006, 2005 and 2004, respectively.

NOTE 6 - OTHER ASSETS

	December 31	
Other assets consist of the following:	2006	2005
Commissions and concessions receivable	$ 425,592	$ 374,185
Deferred financing costs-net	810	69,868
Security deposits	153,592	144,406
Other	17,974	34,345
	$ 597,968	$ 622,804

Commissions and concessions receivable include amounts earned on mutual fund, insurance transactions and concessions on syndicate offerings.

NOTE 7 - DEFERRED INCOME

The Company received cash advances totaling $7,750,000 over the four-year period between 2000 and 2004 in accordance with an agreement with its former clearing firm, Fiserv. All advances were recorded as deferred income and were being amortized to earnings over the term of the 10-year agreement. In April 2005 the agreement with Fiserv was terminated and the remaining unamortized cash advance of $4,886,000 was recognized as income. Amortization of approximately $5,105,000, and $875,000 in 2005 and 2004, respectively, was included in Interest and Other Income in the Consolidated Statements of Operations. Advances were subject to income taxes in the year of receipt.

NOTE 8 - 6% CONVERTIBLE DEBENTURES

In 2002 and 2003, the Company raised gross proceeds of $1,030,000 and $2,105,000, respectively, in private placements of 6% convertible debentures with accredited investors. The offerings were made in reliance upon the exemption under Sections 4(2) of the Securities Act of 1933 and the provisions of Regulation D. The debentures are convertible into shares of common stock at $.50 per share, subject to adjustment for stock dividends and stock splits, and mature five years from the date of issuance unless previously converted. Interest is payable in cash on a semi-annual basis until maturity or conversion.

In October 2004, holders of $120,000 of the subordinated convertible debentures presented their debentures to the Company for conversion. The Company issued 240,000 shares of common stock and retired $120,000 of the debentures. During 2005, holders of $1,765,000 of the 6% subordinated convertible debentures presented their debentures to the Company for conversion. The Company issued 3,530,000 shares of common stock and retired $1,765,000 of the debentures.

During 2006, $35,000 of the Company's subordinated convertible debentures were presented to the Company for conversion. The Company issued 70,000 shares and retired $35,000 of the debentures. During the second quarter of 2006, FMFG Ownership, Inc., an affiliate of Mr. Edward H. Okun ("Okun"), a private investor, purchased $1,190,000 of the subordinated convertible debentures from holders in privately negotiated transactions and presented them to the Company for conversion. On June 20 and 23, 2006, the Company issued an aggregate of 2,380,000 shares of common stock and retired $1,190,000 of the debentures.

The sole debenture outstanding as of December 31, 2006 is $25,000 and is due to mature in 2007. In 2006, the Company paid $35,811 in interest to holders of the convertible debentures. In 2005 and 2004, the Company paid $111,567 and $176,943, respectively in interest to holders of the convertible debentures.

NOTE 9 - ACCRUED EXPENSES

Accrued expenses consist of the following:	December 31 2006	December 31 2005
Accrued litigation costs	$ 237,000	$ 751,331
Accrued penalties and fines	--	50,000
Accrued payroll	484,941	340,977
Accrued separation costs	200,000	--
Accrued professional fees	167,500	154,250
Other accrued expenses	105,985	76,796
	$ 1,195,426	$ 1,373,354

NOTE 10 - INCOME TAXES

The provision (benefit) for income taxes consists of the following:

	Years Ended December 31 2006	2005	2004
Currently payable (refundable):			
Federal	$ -	$ -	$ -
State	27,000	78,000	(13,000)
	27,000	78,000	(13,000)
Deferred:			
Federal	-	-	-
State	-	-	-
	-	-	-
Provision (benefit) for income taxes	$ 27,000	$ 78,000	$ (13,000)

Following is a reconciliation of the income tax provision (benefit) with income taxes based on the federal statutory rate:

	Years Ended December 31		
	2006	2005	2004
Expected federal tax benefit at statutory rate	$ (275,000)	$ 851,000	$ 244,000
State taxes, net of federal tax effect	18,000	51,000	7,000
Non-deductible expenses	43,000	408,000	10,000
Increase (decrease) in valuation allowance	3,000	(1,542,000)	(260,000)
Other reserves not deductible	238,000	310,000	--
Provision (benefit) for income taxes	$ 27,000	$ 78,000	$ (13,000)

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2006 and 2005 are:

	Years Ended December 31	
	2006	2005
Deferred tax assets:		
Reserves and allowances	$ 351,000	$ 723,000
Federal tax loss carryforwards	2,233,000	1,741,000
State tax loss carryforwards	528,000	508,000
Accrued and stock-based compensation	418,000	387,000
Other	52,000	220,000
Subtotal	3,582,000	3,579,000
Valuation allowance	(3,582,000)	(3,579,000)
Net deferred tax assets	$ --	$ --

The Company has determined that, based upon available information, the probability of utilizing its deferred tax assets does not meet the "more likely than not" test under SFAS 109. As such, a 100% valuation allowance has been provided against deferred tax assets as of December 31, 2006 and 2005.

The Company and its subsidiaries file a consolidated federal tax return and separate state returns. At December 31, 2006, the Company has approximately $6,566,000 and $8,795,000 of federal and state operating loss carryforwards, respectively, available to offset future taxable income. These losses expire at various dates through 2026.

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES

Operating Leases:

The Company leases office facilities and equipment under operating leases expiring at various dates through 2010. Certain leases require the Company to pay increases in real estate taxes, operating costs and repairs over certain base year amounts. Operating lease expense for the years ended December 31, 2006, 2005 and 2004 was approximately $886,880, $989,000, and $1,154,000, respectively.

Future minimum rental commitments under all non-cancelable leases with terms greater than one year are as follows:

Year ending December 31	
2007	$ 893,308
2008	863,148
2009	620,989
2010	50,762
2011 and beyond	--
	$ 2,428,207

NEW LEASE AGREEMENT:

On September 22, 2006, FMSC, as tenant, IPofA Water View, LLC, a Delaware limited liability company and an affiliate of Mr. Okun, as landlord, entered into a Deed of Lease Agreement ("Okun Lease") for general office space consisting of approximately 29,800 useable square feet located at 10 Highway 35, Red Bank, New Jersey. The Company originally entered into the Okun Lease in connection with the merger with the Okun Purchasers for the purpose of using the leased premises as its corporate headquarters and general office space for its business operations. The Okun Lease is for a term of ten years (120 months) with a commencement date of September 22, 2006. However, since the landlord was unable to give the Company possession on that date, the commencement date would be adjusted to the date the Company is first given possession of the leased premises, and the expiration date would be adjusted to reflect the term of the Okun Lease. Pursuant to the Okun Lease, the base rent will be $61,090 per month plus taxes and operating expenses for the entire 10 year term. The Company's current lease at its corporate headquarters provides for monthly rent payments of $50,762 and is scheduled to expire on January 31, 2010.

As part of the pending lawsuit which the Company filed against Mr. Okun and certain affiliates of Mr. Okun, in the New Jersey Superior Court, the Company is seeking to void the Okun Lease. For a further discussion, see Note 17.

Master Services Agreement

On January 4, 2007, the Company entered into a master services agreement with an outside entity for development of certain software, data integration and business processing improvement consulting services. The term of the agreement is for a minimum of 3 years and under the agreement the Company will pay $480,000 over an initial 12 month period and then $20,000 a month thereafter.

Employment Agreements:

Effective February 1, 2005, Mr. Victor K. Kurylak, the President and Chief Operating Officer, was appointed to become the Chief Executive Officer of the Company and FMSC. The Company entered into an employment agreement with Mr. Kurylak, which superseded his existing agreement, and allowed for issuance, as a bonus payment for the Company's performance for the year ended December 31, 2004, and in consideration of his assuming the position of Chief Executive Officer, 1,000,000 shares of the Company's common stock. In the event of termination without cause, the CEO is entitled to a severance payment consisting of accrued compensation, benefit continuation and payment of base salary for the greater of three months or the unexpired term. Based on the change of control provision of Mr. Kurylak's employment agreement, all outstanding restricted stock grants immediately vested in June 2006.

In August 2006, the Company hired a new Chief Operating Officer with employment terms, which provide him with an annual base salary of $250,000 and bonuses of $200,000 for 2006 and $100,000 each year through December 31, 2008, provided he is still employed by the Company at the end of each year. While the terms of his employment have not yet been reflected in a formal employment agreement, the Company's intent is to reduce the terms reflected in the letter agreement dated August 1, 2006 to a written employment agreement in similar form and substance to that which was executed by the Company's Chief Compliance Officer.

In August 2006, FMSC entered into an employment agreement with a new Chief Compliance Officer, which provides her with an annual base salary of $200,000 and bonuses of $200,000 for 2006 and $100,000 each year through December 31, 2008, provided she is still employed by the Company at the end of each year.

In November 2006, FMSC entered into an employment agreement with a new Chief Supervisory Officer, which provides him with an annual base salary of $140,000 for 2006 and 2007 increasing to $150,000 for 2008 and bonuses of $100,000 each year through December 31, 2007, provided he is still employed by the Company at the end of each year.

In January 2007, FMSC entered into an employment agreement with a new Executive Vice President, Secretary and General Counsel which provides him with a base salary of $200,000 per year through December 31, 2008 and bonuses of $100,000 per year through December 31, 2008, provided he is still employed by the Company at the end of each year.

Separation Agreements:

On February 1, 2006, the Company entered into a separation agreement with Mr. Herbert Kurinsky, its Chairman of the Board, which provided for the termination of his employment as of that date. Mr. Kurinsky continued to serve as Chairman of the Board of the Company until he resigned effective November 9, 2006.

Pursuant to the terms of the separation agreement, the Company paid Mr. Kurinsky a cash payment of $300,000 and issued a promissory note in the amount of $550,217 plus interest at the rate of 4.5% per annum for 48 months. Further, the Company will continue to provide him and his wife with medical insurance coverage for 48 months and an automobile allowance of $600 for 36 months. In addition, pursuant to his employment agreement all stock grants were immediately vested.

Due to the change in control provisions in the separation agreement and promissory note, on July 17, 2006, the Company paid the remaining balances, including accrued interest on the note payable and automobile allowance of $486,000 and $19,000, respectively.

On November 14, 2006 the Company entered into a separation agreement with Mr. Robert I. Rabinowitz, the Company's Executive Vice President, Secretary and General Counsel. Under the terms of the agreement, the General Counsel's employment contract was not renewed and terminated effective January 31, 2007. Pursuant to the terms of the separation agreement, the General Counsel will be provided with severance pay of $200,000, and benefits for a period of one year in accordance with the terms of his employment agreement, which was accrued for in 2006. He and the Company entered into an eleven month consulting agreement, effective February 1, 2007, for which he will also be paid additional consideration for his continued cooperation in providing assistance to the Company in the transition of his responsibilities to new personnel.

Legal Matters:

FMSC is a respondent or co-respondent in various legal proceedings, which are related to its securities business. Management is contesting these claims and believes that there are meritorious defenses in each case. However, litigation is subject to many uncertainties, and some of these actions and proceedings may result in adverse judgments. Further, the availability of insurance coverage is determined on a case-by-case basis by the insurance carrier, and is limited to the coverage limits within the policy for any individual claim and in the aggregate. After considering all relevant facts, available insurance coverage and consultation with litigation counsel, management believes that significant judgments or other unfavorable outcomes from pending litigation could have a material adverse impact on our consolidated financial condition, results of operations, and cash flows in any particular quarterly or annual period, or in the aggregate, and could impair our ability to meet the statutory net capital requirements of its securities business.

As of December 31, 2006, the Company has accrued litigation costs that are probable and can be reasonably estimated based on a review of existing claims, arbitrations and unpaid settlements. Management cannot give assurance that this amount will be adequate to cover actual costs that may be subsequently incurred. Further, it is not possible to predict the outcome of other matters pending against us. All such cases will continue to be vigorously defended.

New Jersey Bureau of Securities Consent Order

On September 29, 2006, FMSC entered into a Consent Order with the New Jersey Bureau of Securities in connection with an inquiry into FMSC's sale of certain high-yield bonds to FMSC's clients from 1998 to 2001, and the subsequent resale of those securities to other customers in 2001. The Consent Order required payment of a civil penalty of $475,000 which was paid in September 2006, $400,000 of which was accrued in 2005. The Consent Order also required the retention of an independent consultant to review our business practices and procedures for branch office supervision, suitability standards, and monitoring of agent sales activities.

SEC Investigation

The SEC is investigating whether FMSC, and/or certain former employees failed reasonably to supervise the securities trading and research activities of a former analyst. The investigation covered the time period from approximately March 2000 until January 2004 when the Capital Markets Group was dissolved and the analyst resigned. The SEC has recently advised us that it intends to recommend bringing an enforcement proceeding against FMSC, one of its former principals and another former employee for failing to supervise reasonably. The SEC will be seeking a monetary penalty and an order suspending the former principal from acting in a supervisory capacity for a period of time. FMSC is entitled to make a Wells submission to the SEC staff and intends to make such a submission or otherwise attempt to negotiate a resolution with the SEC. It is believed that any resolution will include a monetary penalty which will not have a materially adverse effect on our financial statements.

NASD Enforcement Sales Practice Investigation

The NASD Department of Enforcement is conducting an investigation of the sales practice activities of certain individuals who were formerly registered representatives of FMSC, as well as the supervision of those activities by FMSC. On April 9, 2007, NASD notified FMSC through a "Wells call" that it intends to file an administrative action against it in connection with an alleged failure to reasonably supervise the activities of three former registered representatives of FMSC.

NASD has not indicated what penalties it would seek in such an action, monetary or otherwise. FMSC is entitled to make a Wells submission to the NASD Staff and currently intends to make such a submission or otherwise attempt to negotiate a resolution with NASD. It is believed that any resolution will include a monetary penalty which will not have a materially adverse effect on our financial statements.

Merger Agreement, Termination and Subsequent Litigation

See Note 17 for a complete description of the merger agreement, its termination and subsequent litigation.

NOTE 12- CLEARING AGREEMENT

On April 21, 2005, we agreed to the termination of the Clearing Agreement between Montauk Financial Group and Fiserv Securities Inc. ("Fiserv"), dated as of May 8, 2000 and amended as of February 1, 2001. In addition, as of April 21, 2005, we also agreed to the termination of a certain Financial Agreement, dated May 8, 2000 and amended as of February 1, 2001 and a certain Security Agreement, dated as of February 1, 2001. In connection with the termination of the Financial Agreement, our contingent obligation to repay Fiserv any of the cash advances that were provided by Fiserv under the Financial Agreement and the early termination penalty were canceled.

Contemporaneously, on April 21, 2005, Montauk Financial Group entered into a clearing agreement with National Financial Services, LLC ("NFS") to clear its brokerage business and to custody firm and customer funds and securities. The clearing agreement became effective on April 21, 2005. The new clearing agreement has an initial term of eight years and will automatically renew for successive one year terms, unless either party provides a notice of termination prior to the expiration of the initial or any renewal term. In the event of an early termination of the clearing agreement, other than for a change in control of the Company, Montauk Financial Group will pay NFS a termination fee of between $2 million in the first year of the agreement and declining to $250,000 in the last year of the agreement, depending on if and when such early termination occurs. During the second quarter of 2006, Montauk Financial Group signed an amendment to the clearing agreement with NFS, adopting, among other things, a schedule of reduced clearing rates. In addition, Montauk Financial Group agreed to a change in the termination fee whereby Montauk Financial Group will pay NFS between $5 million in the first year of the agreement and declining to $750,000 in the last year of the agreement.

During the second quarter of 2006, Montauk Financial Group signed a release with NFS for and in consideration of the payment of $1 million by NFS relating to conversion and transition expenses incurred by Montauk Financial Group in prior periods, as a result of its conversion from Fiserv to NFS in 2005. The payment was received on June 29, 2006 and was recorded by Montauk Financial Group among various expense and revenue categories.

NOTE 13- CAPITAL LEASE OBLIGATIONS

The Company leases certain equipment under non-cancelable lease agreements, which meet the criteria for capitalization. The cost, accumulated depreciation and net book value of equipment under the capital leases as of December 31, 2006 were $43,434, $27,279, and $16,155, respectively.

Future minimum lease payments under capital lease obligations at December 31, 2006 are as follows:

Year ending December 31, 2006:	
Total minimum payments	$829
Less amount representing interest	(9)
Total principal	$820

NOTE 14 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes securities transactions on behalf of its customers. If either the customer or a counter-party fails to perform, the Company by agreement with its clearing broker, may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held or given as collateral in compliance with regulatory and internal guidelines. Pursuant to such guidelines, the Company's clearing firm requires additional collateral or reduction of positions, when necessary. The Company also completes credit evaluations where there is thought to be credit risk.

The Company has sold securities that it does not currently own and will therefore be required to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at market values of the related securities of $495 and $3,564 at December 31, 2006 and 2005, respectively, and will incur a loss if the market value of the securities increases subsequent to year-end.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, securities inventories and employee and broker receivables. The Company maintains all inventory positions and a significant portion of its cash balances at its clearing firm. Cash balances held at commercial banks may periodically exceed federal insurance limits.

NOTE 15 - PENSION PLAN

The Company sponsors a defined contribution 401(k) pension plan covering substantially all employees who meet minimum age and service requirements. The Company may elect to contribute up to 100% of each participant's annual contribution to the plan. There were no employer contributions in 2006, 2005 or 2004.

NOTE 16 - STOCKHOLDERS' EQUITY

The Company's charter authorizes the issuance of up to 5,000,000 shares of Preferred Stock. After the issuance of the Series A and Series B Preferred Shares described below, the Company is authorized to issue an additional 3,929,898 of Preferred Stock. The rights and preferences, if any, to be given to these preferred shares would be designated by the board of directors at the time of issuance.

SERIES A CONVERTIBLE PREFERRED STOCK

Preferred Stock – Series A

In 1999, the Company's board of directors designated a Series A Convertible Preferred Stock with the following features:

Shares authorized: 625,000
Par value: $.10 per share
Dividends: 6% per annum, payable quarterly at the rate of $.075 per share until conversion
Voting rights: None
Liquidation preference: $5.00 per share
Conversion: Convertible at the option of the holder anytime into two shares of Common Stock at $2.50 per share; automatic conversion once the closing price for the Common Stock is $3.50 or above for 20 consecutive trading days, and the shares are registered for public sale.

The Company issued 349,511 Series A shares in a private exchange offering in 1999. As of December 31, 2006, a total of 44,142 preferred shares have been converted into 88,284 shares of common stock.

The Company paid dividends on the Series A Preferred Stock in the amount of $88,505 during 2006.

In June 2006, an affiliate of Mr. Okun purchased 283,087 shares of the Company's 305,369 outstanding shares of Series A Preferred Stock in privately negotiated transactions. None of such shares have been converted.

SERIES B CONVERTIBLE REDEEMABLE PREFERRED STOCK

Preferred Stock – Series B

In February 2005, the Company's board of directors designated a Series B Convertible Redeemable Preferred Stock with the following features:

Shares authorized: 445,102
Par value: $.10 per share
Dividends: 8% per annum, payable quarterly at the rate of $.10 per share until conversion or redemption.
Voting rights: Holders of Series B Preferred Stock are entitled to vote together with common stockholders on all matters in which they are entitled to vote. The number of votes to which holders of Series B Preferred are entitled to cast are ten per each share of Series B Preferred Stock subject to certain adjustments.
Liquidation preference: $5.055 per share
Conversion: Convertible at the option of the holder anytime into ten shares of common stock with automatic conversion once the closing price for the common stock is $1.01 for more than 60 trading days if the average daily trading volume exceeds 20,000 shares, or $1.26 for more than 60 trading days if the average daily trading volume exceeds 10,000 shares, or $1.51 for more than 60 trading days.

Redemption: Optional redemption; the holder may require the Company to redeem all or a portion of Series B Preferred Stock by paying cash equal to the issue price plus all accrued and unpaid dividends within 180 days after a Redemption Event, as defined.

In February 2005, the Company issued 197,824 Series B Preferred Shares in connection with a separation agreement entered into with its former Chief Executive Officer. During 2006, the Company paid $80,000 of dividends on the shares of Series B preferred shares.

On February 23, 2007, an affiliate of Mr. Okun purchased all 197,824 shares of Series B Preferred Stock from such former Chief Executive Officer in a privately negotiated transaction. None of such shares have been converted.

Common Stock

During the second quarter of 2005, the Board of Directors adopted and the shareholders approved an amendment to the Company's Restated Certificate of Incorporation, to increase the authorized number of shares of common stock from 30,000,000 to 60,000,000.

In connection with a legal settlement in 2005, the Company issued 25,000 shares of common stock. The shares were valued at $25,000 based on the quoted market price of the shares on the issuance date.

NOTE 17 - MERGER AGREEMENT, TERMINATION, AND SUBSEQUENT LITIGATION

On May 5, 2006, the Company entered into a definitive merger agreement with FMFG Ownership, Inc. and FMFG AcquisitionCo, Inc., (collectively referred to as the "Okun Purchasers") which are wholly-owned by Mr. Okun. Mr. Okun is the controlling person of Investment Properties of America, LLC ("IPofA"), a privately owned, diversified real estate investment and management company. Pursuant to the merger agreement, the Okun Purchasers were to purchase all of the Company's outstanding securities for an aggregate purchase price of $23 million, or $1.00 in cash per common share, $2.00 in cash per Series A Preferred Stock (convertible into two shares of common stock), and $10.00 in cash per share of Series B Preferred Stock (convertible into ten shares of common stock).

In June 2006, the Okun Purchasers purchased in the open market and privately negotiated transactions, 2,159,348 shares of the Company's common stock, and in privately negotiated transactions 283,087 shares of Series A Preferred Stock at a price of $4.00 per share (convertible into 566,174 shares of the Company's common stock) and $1,190,000 principal amount of the Company's convertible debentures (convertible into 2,380,000 shares of the Company's common stock).

On June 20 and 23, 2006, the Okun Purchasers converted the $1,190,000 principal amount of the convertible debentures into 2,380,000 shares of the Company's common stock. As a result of these purchases, the Okun Purchasers beneficially owned 24.6% of the Company's common stock (assuming all convertible debentures were converted into shares of common stock and none of the shares of Series A Preferred Stock were converted into common stock).

On August 17, 2006, the Company's shareholders (including the Okun Purchasers) voted at a special meeting of shareholders to approve the merger agreement and the merger. At the meeting, the Okun Purchasers voted all of the Company's shares beneficially owned by them in favor of the merger agreement and the merger.

Subsequently, the deadline for completing the merger was extended from October 31, 2006 to December 31, 2006 in order to allow the parties to fulfill certain conditions to the merger, including obtaining the necessary consent of the NASD.

On December 29, 2006, the Company received notification from representatives of the Okun Purchasers that they were terminating the merger agreement and not proceeding with the merger. They alleged the Company's failure to satisfy conditions and the Company's alleged breach of various representations, warranties, covenants and agreements in the merger agreement.

On January 8, 2007, the Company filed a lawsuit against the Okun Purchasers, Mr. Okun, IPofA and several other affiliated entities which Mr. Okun controls (collectively, the "Okun Defendants") seeking to enforce the terms of the merger. Pursuant to the merger agreement, shareholders of the Company's common stock would have received $1.00 in cash for each share of common stock. The lawsuit alleges, among other things, that the Okun Purchasers breached the merger agreement by terminating the agreement on December 29, 2006 without cause or justification. The Company's complaint demands specific performance of the merger agreement and completion of the merger. In the alternative, the Company is seeking compensatory damages for breach of contract and breach of the covenant of good faith and fair dealing as well as payment of $2 million held in escrow to secure the performance of the Okun Purchasers under the merger agreement. The lawsuit also seeks to void the lease agreement that the Company entered into with another Okun affiliate to relocate the Company's corporate offices to a building purchased by that Okun affiliate in Red Bank, NJ. The Company claims that the Okun Defendants fraudulently induced the Company to execute this new lease by falsely representing that the Okun Purchasers would consummate the merger (See Note 11).

On February 12, 2007, the Company received the Okun Purchasers' answer to the lawsuit which contained several counterclaims against it. In their counterclaims, the Okun Purchasers allege that the Company breached the merger agreement and failed to disclose certain material facts about the Company, and seek the return of $2 million held in escrow as well as compensatory damages, interest and costs. This lawsuit is currently pending in the Superior Court of New Jersey, Monmouth County Chancery Division.

The Okun Purchasers filed two additional actions; one on February 2, 2007, in the Circuit Court of the State of Florida against the Company's President and Chief Executive Officer, and the other, a shareholder derivative action in the Federal District Court for the District of New Jersey against the Company and certain of its directors and officers, filed on February 16, 2007. The Company believes these actions are based on the same facts and circumstances as the previous action that the Company filed against the Okun Purchasers, Mr. Okun and the other Okun Defendants for their breach of the merger agreement, and are part of their response to the original lawsuit the Company filed in the New Jersey Superior Court. The Company and the individual defendants believe that they acted properly on behalf of the Company's shareholders and have meritorious defenses against all of these claims. There can be, however, no assurances as to the ultimate outcome of any of these lawsuits.

On February 26, 2007, Mr. Okun and certain of his affiliates filed an amendment to their Schedule 13D with the SEC disclosing that they now beneficially own 52.8% of the Company's voting securities. According to the amended Schedule 13D, additional shares of the Company's common stock were purchased in privately negotiated transactions for $1.00 per share and the 197,824 shares of Series B Redeemable Convertible Preferred Stock ("Series B Preferred Stock") outstanding were purchased for $10.00 per share. Each share of Series B Preferred Stock is convertible into 10 shares of common stock. The Series B Preferred Stock and certain of the shares of common stock were purchased from two of the Company's former officers and directors.

NOTE 18 - STOCK OPTION PLANS

2002 Stock Incentive Plan

In June 2002, the Company adopted and its stockholders approved the 2002 Incentive Stock Option Plan (the "2002 Plan"), replacing the 1992 Incentive Stock Option Plan (the "1992 Plan"), which expired in September 2002. The 1992 Plan provided for the granting of options to employees, consultants and registered representatives of the Company, but only options issued to employees qualify for incentive stock option treatment ("ISOs"). Option exercise periods were fixed by the Board of Directors on the grant date but no exercise period could be less than one year or more than ten years from the date of grant. As of December 31, 2006, a total of 38,000 options issued under the 1992 Plan remain outstanding.

The Company has reserved up to 5,000,000 shares of common stock for issuance under the 2002 Plan. The 2002 Plan provides for the grant of options, including ISOs to employees; non-qualified stock options (NQSOs) to employees, consultants and independent registered representatives; and stock appreciation rights or any combination thereof (collectively, "Awards"). The Board of Directors determines the terms and provisions of each award granted under the 2002 Plan, including the exercise price, term and vesting schedule. In the case of ISO's, the per share exercise price must be equal to at least 100% of the fair market value of a share of common stock on the date of grant, and no individual will be granted ISOs corresponding to shares with an aggregate fair value in excess of $100,000 in any calendar year. The 2002 Plan will terminate in 2012. As of December 31, 2006, options to purchase a total of 924,402 shares were outstanding and 3,548,400 shares remained available for future issuance under the 2002 Plan.

2002 Non-Executive Director Stock Option Plan

In June 2002, the Company adopted and its stockholders approved the 2002 Non-Executive Director Stock Option Plan (the "2002 Director Plan"), replacing the 1992 Non-Executive Director Stock Option Plan, which expired in September 2002. Under the 2002 Director Plan, each non-executive director will automatically be granted an option to purchase 20,000 shares, pro rata, on September 1st of each year or partial year of service. The Plan will be administered by the Board of Directors or a committee of the Board, which shall at all times consist of not less than two officer/directors of the Company who are ineligible to participate in the 2002 Director Plan. The 2002 Director Plan does not contain a reserve for a specific number of shares available for grant. Each option issued under the 2002 Director Plan will be immediately vested NQSOs, and will have a five-year term and an exercise price equal to the 100% of the fair market value of the shares subject to such option on the date of grant. The 2002 Director Plan will terminate in 2012. As of December 31, 2006, 160,000 options were outstanding under the 2002 Non-Executive Director Stock Plan.

1996 Senior Management Plan

In June 2000, the Company's stockholders approved an amendment to the 1996 Senior Management Plan (the "1996 Plan") to increase the number of shares reserved for issuance to key management employees from 2,000,000 to 4,000,000 shares. Awards can be granted through the issuance of incentive stock rights, stock options, stock appreciation rights, limited stock appreciation rights, and shares of restricted Common Stock. The exercise price of an option designated as an ISO may in no event be less than 100% of the then fair market price of the stock (110% with respect to ten percent stockholders), and not less than 85% of the fair market price in the case of other options. As of December 31, 2006, options to purchase 1,015,000 shares of restricted common stock were issued and outstanding. The 1996 Plan terminated in June 2006.

A summary of the activity in the Company's stock option plans (excluding restricted common shares) for the three-year period ended December 31, 2006 is presented below:

	Shares	Weighted Average Exercise Prices
Options outstanding, December 31, 2003	3,556,498	1.19
Granted	891,000	.57
Exercised	(1,800)	.31
Canceled	(789,500)	1.17
Options outstanding, December 31, 2004	3,656,198	1.01
Granted	1,105,000	1.07
Exercised	(566,398)	.61
Canceled	(1,487,498)	.84
Options outstanding, December 31, 2005	2,707,302	$ .85
Granted	3,000	1.18
Exercised	(263,400)	.69
Canceled	(309,500)	1.34
Options outstanding, December 31, 2006	2,137,402	$ .79

Shares of common stock available for future grant under Company plans totaled 3,548,400 as of December 31, 2006. This number does not include options that are expected to be issued during the remaining term of the 2002 Director's Plan, but for which no specific reserve has been established.

The weighted-average grant date fair value of all share options granted during the twelve months ended December 31, 2006 and 2005 was $0.56 and $0.41, respectively. The intrinsic value of all stock options exercised during the twelve months of 2006 and 2005 was $54,000 and $204,000, respectively. Cash received from the exercise of all stock options for the twelve months ended December 31, 2006, 2005 and 2004 was $33,504, $343,071 and $558, respectively.

The Company has issued nonvested shares (as the term is defined in FAS 123(R)) to its senior officers. The following table summarizes the activity during the twelve months ended December 31, 2006:

Nonvested Shares	Shares	Weighted-Average Grant - Date Fair Value
Nonvested January 1, 2006	950,000	$0.47
Granted	--	--
Vested	(850,000)	$0.46
Forfeited	--	--
Nonvested December 31, 2006	100,000	$0.57

The total fair value of shares vested during the twelve months ended December 31, 2006 and 2005 was $391,000 and $1,147,000, respectively.

Additional information as of December 31, 2006 with respect to all outstanding options is as follows:

	Options Outstanding			Options Exercisable	
Range of prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Prices	Number Exercisable	Weighted Average Exercise Prices
$0.20 - $0.30	105,400	1.90	$0.26	104,560	$0.26
$0.31 - $0.50	817,802	1.92	$0.49	754,922	$0.49
$0.51 - $0.75	184,200	2.78	$0.70	156,760	$0.70
$0.76 - $1.00	330,000	1.75	$0.89	206,000	$0.89
$1.01 - $1.24	211,000	3.78	$1.09	83,200	$1.09
$1.25 - $2.00	489,000	3.50	$1.27	489,000	$1.27
$0.20 - $2.00	2,137,402	2.51	$ .79	1,794,442	$0.78

As of December 31, 2006, there was $39,000 of total unrecognized compensation cost, net of estimated forfeitures, related to all unvested stock options and shares, which is expected to be recognized over a weighted average period of approximately 1.6 years.

NOTE 19 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments reported in the Company's consolidated statement of financial condition consist of cash, securities owned and sold, not yet purchased, loans receivable, warrants subject to put options, 6% convertible debentures, accounts payable and accrued expenses, and capital leases payable, the carrying value of which approximated fair value at December 31, 2006 and 2005. The fair value of the financial instruments disclosed is not necessarily representative of the amount that could be realized or settled nor does the fair value amount consider the tax consequences of realization or settlement.

NOTE 20 - NET CAPITAL REQUIREMENTS

FMSC is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires FMSC to maintain minimum net capital, as defined. At December 31, 2006, FMSC had net capital of $2,735,223, which was $2,485,223 in excess of its required net capital of $250,000. FMSC's ratio of aggregate indebtedness to net capital was 1.34 to 1.

NOTE 21 - UNAUDITED QUARTERLY RESULTS OF OPERATIONS

	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
Revenues	$ 13,312,022	$ 13,605,708	$ 11,274,175	$ 12,768,515
Expenses	14,334,955	12,529,761	11,424,899	13,480,362
Net income (loss)	(1,043,794)	1,051,747	(119,994)	(724,508)
Net income (loss) applicable to common stockholders	$ (1,086,570)	$ 1,008,881	$ (162,860)	$ (764,506)
Income (loss) per common share: Net income (loss) applicable to common stockholders –				
Basic	$ (0.07)	$ 0.06	$ (0.01)	$ (0.04)
Diluted	$ (0.07)	$ 0.05	$ (0.01)	$ (0.04)

	March 31, 2005 (as restated)	June 30, 2005 (as restated)	September 30, 2005	December 31, 2005
Revenues	$ 15,565,645	$ 16,580,501	$ 12,524,366	$ 13,413,154
Expenses	16,453,061	12,160,116	13,178,128	13,790,523
Net income (loss)	(710,685)	4,224,134	(656,857)	(432,298)
Net income (loss) applicable to common stockholders	$ (745,143)	$ 4,016,158	$ (699,763)	$ (432,298)
Income (loss) per common share:				
Net income (loss) applicable to common stockholders –				
Basic	$(0.06)	$0.28	$(0.05)	$(.03)
Diluted	$(0.06)	$0.20	$(0.05)	$(.03)

Included in the net (loss) in the fourth quarter of 2006 is the accrual of $200,000 related to the separation agreement for the former General Counsel and additional legal accruals of $77,000.

The Company restated its financial statements for the quarters ending March 31, 2005 and June 30, 2005 to correctly account for the amortization of deferred compensation and its affect on the provision for income taxes.

Net income (loss) per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly net income (loss) per share figures in 2006 and 2005 does not necessarily equal the total computed for the entire year.

A. PRINCIPAL MARKET AND MARKET INFORMATION

Our common stock is traded in the over-the-counter market. Trading in our common stock is reported on the NASD Bulletin Board system and in the pink sheets published by Pink Sheets LLC. We believe that there is an established public trading market for our common stock based on the volume of trading in our common stock and the existence of market makers who regularly publish quotations for our common stock. Our common stock commenced trading in the over-the-counter market in 1987. On April 13, 2007, our common stock had bid and offer prices of $0.47 and $0.53 per share respectively. At December 31, 2006 our common stock had a closing price of $0.46 per share. Quotations on the OTCBB reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

The following is the range of high and low bid prices for such securities for the periods indicated below:

Common Stock

Calendar Year 2007	High Bid	Low Bid
1st Quarter	$.61	$.46
Calendar Year 2006	**High Bid**	**Low Bid**
1st Quarter	$1.22	$.80
2nd Quarter	$1.00	$.90
3rd Quarter	$.975	$.79
4th Quarter	$.94	$.40
Calendar Year 2005	**High Bid**	**Low Bid**
1st Quarter	$1.09	$.47
2nd Quarter	$1.09	$.84
3rd Quarter	$1.04	$.85
4th Quarter	$.9450	$.75

B. NUMBER OF RECORD HOLDERS

The approximate number of record holders of our common stock as of April 16, 2007 was 503. Such number of record holders was determined from our stockholder records, and does not include beneficial owners of our common stock whose shares are held in the names of various security holders, dealers and clearing agencies. We believe there are in excess of 320 beneficial holders of our common stock.

C. DIVIDEND POLICY

We have not paid any dividends on our common stock since our inception, and do not expect to pay any dividends on our common stock in the foreseeable future and plan to retain earnings, if any, to finance the development and expansion of our business. We pay quarterly dividends on outstanding shares of our Series A Preferred Stock at the rate of 6% per annum, subject to the limitations under the New Jersey Business Corporation Act. There are currently outstanding 305,369 shares of Series A Preferred Stock, of which 283,087 shares are beneficially owned by Mr. Okun since June 25, 2006. We also pay quarterly dividends on our Series B Preferred Stock at the rate of 8% per annum, subject to the limitations under the New Jersey Business Corporation Act. There are currently outstanding 197,824 shares of Series B Preferred Stock, all of which are beneficially owned by Mr. Okun since February 23, 2007. There can be no assurance that we will continue to pay dividends in the future.

D. ISSUANCE OF UNREGISTERED SECURITIES

Restricted Shares Issuance

In January 2004 and February 2005 we issued an aggregate of 2,300,000 shares of restricted common stock to our top five executive officers and a senior employee. These shares were granted in conjunction with new employment agreements for each executive officer, and were issued in conjunction with the provisions of our 1996 Senior Management Stock Option Plan, as amended. In addition, in connection with the Severance Agreement entered into with William J. Kurinsky, then a director and officer of the Company, we issued to him an aggregate of 197,824 shares of newly created Series B Preferred Stock. We relied upon the exemptions from registration provided upon in Section 4(2) of the Securities Act of 1933 in connection with these issuances.

During 2006, $35,000 of the Company's subordinated convertible debentures were presented to the Company for conversion. The Company issued 70,000 shares and retired $35,000 of the debentures. We relied upon the exemptions from registration provided upon in Section 3(a)(9) of the Securities Act of 1933 in connection with these issuances. On June 20 and 23, 2006, FMFG Ownership, Inc., an affiliate of Mr. Okun, which had previously purchased an aggregate principal amount of $1,190,000 of the Company's convertible debentures in privately negotiated transactions, converted such debentures into 2,380,000 shares of common stock in accordance with the terms of the debentures. We relied upon the exemptions from registration provided upon in Section 3(a)(9) of the Securities Act of 1933 in connection with these issuances.

In February 2005 we issued to William J. Kurinsky an aggregate of 197,824 shares of a newly created class of Series B Preferred Stock, which had a deemed issue price of $1,000,000, and is convertible into common stock on the basis of ten shares of common stock for each share of Series B Preferred Stock. The Series B Preferred shares have voting rights based upon the number of shares of common stock into which it would be converted. The Series B Preferred Stock also includes a cumulative dividend of 8% per year. The shares are restricted securities under the Securities Act of 1933 and the regulations of the SEC and we relied upon the exemption from registration under Section 4(2) of the Securities Act of 1933 to issue the shares of Series B Preferred Stock.

The Series B Preferred Stock was authorized by the Board out of, and in accordance with, the Company's authorized but undesignated class of preferred stock under its certificate of incorporation. On February 23, 2007, Mr. Kurinsky sold all 197,824 shares of Series B Preferred Stock to FMFG Ownership II, Inc., an affiliate of Mr. Okun.

In addition, during the year ended December 31, 2006, we granted options to purchase 3,000 shares of common stock pursuant to our stock option plans to one of our registered representatives, which plans were not registered at the time of grant. The options were granted at an exercise price of $1.18 per share. In March 2005, a registration statement on Form S-8 was filed with the SEC registering all common shares issuable from our stock option plans.

E. STOCK REPURCHASES

There were no repurchases of any securities during 2006.

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CORPORATE DIRECTORY

Board of Directors:

Victor K. Kurylak
Class II Director
First Montauk Financial Corp.

Ward R. Jones Jr.
Class III Director
First Montauk Financial Corp.

Barry D. Shapiro, CPA
Class II Director
First Montauk Financial Corp.

David I. Portman
Class III Director
First Montauk Financial Corp.

Phillip D'Ambrisi
Class I Director
First Montauk Financial Corp.

Celeste M. Leonard
Class I Director
First Montauk Financial Corp.

Executive Officers:

Victor K. Kurylak
President and Chief Executive Officer
First Montauk Financial Corp. and
Montauk Financial Group

Mindy A. Horowitz, CPA
Acting Chief Financial Officer
First Montauk Financial Corp.
Chief Financial Officer and Treasurer
Montauk Financial Group

Phillip D'Ambrisi
Chief Operating Officer
First Montauk Financial Corp. and
Montauk Financial Group

Celeste M. Leonard
Chief Compliance Officer
Montauk Financial Group

Jeffrey J. Fahs, Esq.
Executive Vice President, Secretary, General Counsel
First Montauk Financial Corp. and
Montauk Financial Group

Corporate Counsel
Becker & Poliakoff LLP
45 Broadway, 11th Floor
New York, NY 10006

Independent Auditors
Lazar Levine & Felix LLP
65 Madison Avenue
Morristown, NJ 07962

Transfer Agent
Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004
212) 845-3200

Corporate Headquarters
First Montauk Financial Corp. and
First Montauk Securities Corp.
Parkway 109 Office Center
328 Newman Springs Road
Red Bank, NJ 07701
(732) 842-4700

Form 10-K:
The Company has filed an annual report on Form 10-K with the Securities and Exchange Commission. Shareholders may obtain a copy at no charge by writing to:
Jeffrey J. Fahs, General Counsel
First Montauk Financial Corp.
Parkway 109 Office Center
328 Newman Springs Road
Red Bank, NJ 07701
Web Site: www.montaukfinancial.com
Email: info@montaukfinancial.com

Stock Listings:
First Montauk Financial Corp.'s common stock is traded in the over-the-counter market under the symbol "FMFK"

Annual Meeting:
The 2007 Annual Meeting of Shareholders of First Montauk Financial Corp. will be held on Thursday, July 12, 2007 at 10:00AM at the Corporate Headquarters at Parkway 109 Office Center, 328 Newman Springs Road, Red Bank, NJ, 07701. Phone (732) 842-4700.


MONTAUK
FINANCIAL GROUP

Parkway 109 Office Center ○ 328 Newman Springs Road ○ Red Bank, NJ 07701
(732) 842-4700 ○ www.montaukfinancial.com

END